UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the audited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the year ended December 31, 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO DECEMBER 31 OF 2008 AND 2007

AUDITED INFORMATION **CONSOLIDATED**

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,236,837,404**	**100**	**1,330,280,606**	**100**
s02	**CURRENT ASSETS**	**364,291,807**	**29**	**428,560,787**	**32**
s03	CASH AND SHORT-TERM INVESTMENTS	114,224,395	9	170,997,240	13
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	41,179,917	3	64,445,342	5
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	143,415,918	12	99,975,069	8
s06	INVENTORIES	65,471,577	5	93,143,136	7
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	**LONG-TERM**	**11,177,184**	**1**	**34,005,651**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	11,177,184	1	33,848,673	3
s11	OTHER INVESTMENTS	0	0	156,978	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**845,062,005**	**68**	**793,845,453**	**60**
s13	LAND AND BUILDINGS	659,030,211	53	553,681,898	42
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	888,885,356	72	858,343,536	65
s15	OTHER EQUIPMENT	55,856,989	5	51,277,245	4
s16	ACCUMULATED DEPRECIATION	843,858,575	68	760,177,706	57
s17	CONSTRUCTION IN PROGRESS	85,148,024	7	90,720,480	7
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**16,306,408**	**1**	**1,859,880**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**72,008,835**	**5**
s20	**TOTAL LIABILITIES**	**1,209,951,970**	**100**	**1,280,372,745**	**100**
s21	**CURRENT LIABILITIES**	**175,964,586**	**15**	**289,463,852**	**23**
s22	SUPPLIERS	35,381,771	3	35,138,344	3
s23	BANK LOANS	27,022,924	2	53,260,226	4
s24	STOCK MARKET LOANS	64,200,955	5	22,789,902	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	16,672,511	1	146,593,355	11
s26	OTHER CURRENT LIABILITIES WITHOUT COST	32,686,425	3	31,682,025	2
s27	**LONG-TERM LIABILITIES**	**495,486,625**	**41**	**424,828,472**	**33**
s28	BANK LOANS	212,269,142	18	141,062,431	11
s29	STOCK MARKET LOANS	283,217,483	23	283,766,041	22
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**946,622**	**0**	**8,027,980**	**1**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**537,554,137**	**44**	**558,052,441**	**44**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**26,885,434**	**100**	**49,907,861**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**26,885,434**	**100**	**49,907,861**	**100**
s36	**CONTRIBUTED CAPITAL**	**281,303,705**	**1046**	**245,954,868**	**493**
s79	CAPITAL STOCK	281,303,705	1046	245,954,868	493
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-254,418,271**	**-946**	**-196,047,007**	**-393**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-260,852,444	-970	-368,101,309	-738
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	6,434,173	24	172,054,302	345
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**114,224,395**	**100**	**170,997,240**	**100**
s46	CASH	60,704,660	53	64,578,352	38
s47	SHORT-TERM INVESTMENTS	53,519,735	47	106,418,888	62
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**16,306,408**	**100**	**1,859,880**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	16,306,408	100	1,859,880	100
s19	**OTHER ASSETS**	**0**	**100**	**72,008,835**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	72,008,835	100
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**175,964,586**	**100**	**289,463,852**	**100**
s52	FOREIGN CURRENCY LIABILITIES	75,691,082	43	75,398,513	26
s53	MEXICAN PESOS LIABILITIES	100,273,504	57	214,065,339	74
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**32,686,425**	**100**	**31,682,025**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	32,686,425	100	31,682,025	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**495,486,625**	**100**	**424,828,472**	**100**
s59	FOREIGN CURRENCY LIABILITIES	415,286,862	84	331,466,782	78
s60	MEXICAN PESOS LIABILITIES	80,199,763	16	93,361,690	22
s31	**DEFERRED LIABILITIES**	**946,622**	**100**	**8,027,980**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	946,622	100	8,027,980	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**537,554,137**	**100**	**558,052,441**	**100**
s66	DEFERRED TAXES	7,039,978	1	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	495,083,543	92	528,201,272	95
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	35,430,616	7	29,851,169	5
s79	**CAPITAL STOCK**	**281,303,705**	**100**	**245,954,868**	**100**
s37	CAPITAL STOCK (NOMINAL)	281,303,705	100	245,954,868	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS
(Thousand Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-260,852,444**	**100**	**-368,101,309**	**100**
s93	LEGAL RESERVE	987,535	0	832,618	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	-51,759,539	14
s95	RETAINED EARNINGS	-149,763,535	57	-298,866,819	81
s45	NET INCOME FOR THE YEAR	-112,076,444	43	-18,307,569	5
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**6,434,173**	**100**	**172,054,302**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	171,681,077	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	8,808,524	137	1,475,258	1
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-2,374,351	-37	-1,105,629	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	3,596	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	188,327,221	139,096,935
s73	PENSIONS AND SENIORITY PREMIUMS	5,109,406	7,122,630
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	143,743	141,466
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,328,949,952**	**100**	**1,139,256,618**	**100**
r02	COST OF SALES	654,032,459	49	460,665,742	40
r03	**GROSS PROFIT**	**674,917,493**	**51**	**678,590,876**	**60**
r04	GENERAL EXPENSES	103,806,044	8	84,939,005	7
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**571,111,449**	**43**	**593,651,871**	**52**
r08	OTHER INCOME AND (EXPENSE), NET	197,990,840	15	79,797,820	7
r06	COMPREHENSIVE FINANCING RESULT	-107,511,716	-8	-20,046,587	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-1,965,213	0	5,545,054	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**659,625,360**	**50**	**658,948,158**	**58**
r10	INCOME TAXES	771,701,804	58	677,255,727	59
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-112,076,444**	**-8**	**-18,307,569**	**-2**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-112,076,444**	**-8**	**-18,307,569**	**-2**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**-112,076,444**	**-8**	**-18,307,569**	**-2**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,328,949,952**	**100**	**1,139,256,618**	**100**
r21	DOMESTIC	679,754,126	51	592,047,961	52
r22	FOREIGN	649,195,826	49	547,208,657	48
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**197,990,840**	**100**	**79,797,820**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	197,990,840	100	79,797,820	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-107,511,716**	**100**	**-20,046,587**	**100**
r24	INTEREST EXPENSE	73,883,856	-69	57,847,567	-289
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	37,434,667	-35	26,369,562	-132
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-71,062,527	66	-1,434,868	7
r28	RESULT FROM MONETARY POSITION	0	0	12,866,286	-64
r10	**INCOME TAXES**	**771,701,804**	**100**	**677,255,727**	**100**
r32	INCOME TAX	771,701,804	100	677,255,727	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,328,949,952	1,139,256,618
r37	TAX RESULT FOR THE YEAR	-112,076,444	-18,307,569
r38	NET SALES (**)	1,328,949,952	1,139,256,618
r39	OPERATING INCOME (**)	571,111,449	593,651,871
r40	NET INCOME OF MAJORITY INTEREST (**)	-112,076,444	-18,307,569
r41	NET CONSOLIDATED INCOME (**)	-112,076,444	-18,307,569
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	89,840,495	72,591,718

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER1 TO DECEMBER 31 OF 2008

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**264,037,316**	**100**	**318,394,018**	**100**
rt02	COST OF SALES	213,039,043	81	139,737,325	44
rt03	**GROSS PROFIT**	**50,998,273**	**19**	**178,656,693**	**56**
rt04	GENERAL EXPENSES	32,224,306	12	24,613,935	8
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**18,773,967**	**7**	**154,042,758**	**48**
rt08	OTHER INCOME AND (EXPENSE), NET	36,329,626	14	25,993,583	8
rt06	COMPREHENSIVE FINANCING RESULT	-85,417,186	-32	-1,422,240	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-677,180	0	1,653,168	1
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**-30,990,773**	**-12**	**180,267,269**	**57**
rt10	INCOME TAXES	86,640,757	33	212,707,543	67
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-117,631,530**	**-45**	**-32,440,274**	**-10**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-117,631,530**	**-45**	**-32,440,274**	**-10**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**-117,631,530**	**-45**	**-32,440,274**	**-10**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**264,037,316**	**100**	**318,394,018**	**100**
rt21	DOMESTIC	160,372,385	61	156,540,487	49
rt22	FOREIGN	103,664,931	39	161,853,531	51
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**36,329,626**	**100**	**25,993,583**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	36,329,626	100	25,993,583	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-85,417,186**	**100**	**-1,422,240**	**100**
rt24	INTEREST EXPENSE	34,936,416	-41	18,371,986	-1292
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	17,340,081	-20	10,266,662	-722
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-67,820,851	79	1,413,228	-99
rt28	RESULT FROM MONETARY POSITION	0	0	5,269,856	-371
rt10	**INCOME TAXES**	**86,640,757**	**100**	**212,707,543**	**100**
rt32	INCOME TAX	86,640,757	100	212,707,543	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS
(Thousand Pesos)

AUDITED INFORMATION

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	27,274,087	24,242,604

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**-18,307,569**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	165,258,363
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**146,950,794**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	42,298,591
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**189,249,385**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-89,836,920
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	10,897,494
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-78,939,426**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-135,089,176**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-24,779,217
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	195,776,457
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**170,997,240**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**165,258,363**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	72,591,718
c41	+ (-) OTHER ITEMS	0	92,666,645
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**42,298,591**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-22,867,468
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-12,440,934
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	5,859,812
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-1,964,639
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	73,711,820
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-89,836,920**
c23	+ BANK FINANCING	0	27,836,842
c24	+ STOCK MARKET FINANCING	0	15,755,478
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-23,570,786
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	-110,180,526
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	322,072
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**10,897,494**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	-263,330
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	11,160,824
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-135,089,176**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-129,241,714
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	-5,847,462
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 04 YEAR: **2008**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

Final Printing

AUDITED INFORMATION

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	536,298,843	0
e02	+ (-)ITEMS NOT REQUIRING CASH	113,211,386	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	92,230,105	0
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	90,871,500	0
e05	**CASH FLOW BEFORE INCOME TAX**	832,611,834	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-798,632,452	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	33,979,382	0
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-140,535,568	0
e09	**FINANCING ACTIVITIES**	-106,556,186	0
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	49,783,341	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-56,772,845	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	170,997,240	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	114,224,395	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

AUDITED INFORMATION

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	113,211,386	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	113,211,386	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	92,230,105	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	89,840,495	0
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	107,203	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	1,965,213	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	317,194	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	90,871,500	0
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	90,871,500	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-798,632,452	0
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-13,945,121	0
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	27,222,629	0
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-13,504,232	0
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	243,426	0
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-20,353,023	0
e32	+ (-) INCOME TAXES PAID OR RETURNED	-778,296,131	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-140,535,568	0
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-141,091,050	0
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	555,482	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	49,783,341	0
e45	+BANK FINANCING	63,049,203	0
e46	+STOCK MARKET FINANCING	83,884,385	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-86,858,049	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-45,749,660	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	35,457,462	0
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

STATUS OF CHANGES IN STOCKHOLDERS' EQUITY

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CONCEPTS	CONTRIBUTED CAPITAL		EARNED CAPITAL						
	CAPITAL STOCK	PREMIUM ON ISSUANCE OF SHARES	ACCUMULATED (LOSSES) EARNINGS OR		ACCUMULATED COMPREHENSIVE RESULT		MAJORITY INTEREST	MINORITY INVESTMENT	STOCKHOLDERS EQUITY
			RESERVES	EARNINGS (LOSSES) TO APPLY	RETAM AND ISR DEFFERED	OTHER COMPREHENSIVE RESULT			
BALANCE AT 31 DECEMBER OF 2006	**234,458,127**	**0**	**-474,696,47**	**-345,556,695**	**0**	**200,023,841**	**41,455,626**	**0**	**41,455,626**
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	46,953,205	0	-46,953,205	0	0	0
CONSTITUTION OF RESERVES	0	0	-24,482	0	0	0	-24,482	0	-24,482
DECREED DIVIDENDS	0	0	0	-263,329	0	0	-263,329	0	-263,329
(DECREASE) INCREASE CAPITAL	11,496,741	0	0	0	0	0	11,496,741	0	11,496,741
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (*)	0	0	-3,432,792	0	0	676,097	-2,756,695	0	-2,756,695
BALANCE AT 31 DECEMBER OF 2007	**245,954,868**	**0**	**-50,926,921**	**-298,866,819**	**0**	**153,746,733**	**49,907,861**	**0**	**49,907,861**
RECLASSIFICATION INITIAL BALANCES RESULT FOR HOLDING OF MONETARY ASSETS AND DEFERRED TAX ON INCOME	0	0	0	171,681,077	0	-171,681,077	0	0	0
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	-18,307,569	0	18,307,569	0	0	0
CONSTITUTION OF RESERVES	0	0	154,917	0	0	0	154,917	0	154,917
DECREED DIVIDENDS	0	0	0	-4,270,224	0	0	-4,270,224	0	-4,270,224
(DECREASE) INCREASE CAPITAL	35,348,837	0	0	0	0	0	35,348,837	0	35,348,837
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (*)	0	0	51,759,539	0	0	-106,015,496	-54,255,957	0	-54,255,957
BALANCE AT 31 DECEMBER OF 2008	**281,303,705**	**0**	**987,535**	**-149,763,535**	**0**	**-105,642,271**	**26,885,434**	**0**	**26,885,434**

(*) INCLUDES EARNED AND RECYCLED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

DATA PER SHARE

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01	$	0.01
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00	$	0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0.00	$	0.00
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00	$	0.00
d08	CARRYNG VALUE PER SHARE	$	0.00	$	0.00
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00	$	0.00
d10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
d11	MARKET PRICE TO CARRYING VALUE		0.00 times		0.00 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.00 times		0.00 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

RATIOS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-8.43	%	-1.61	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	-416.87	%	-36.68	%
p03	NET INCOME TO TOTAL ASSETS (**)	-9.06	%	-1.38	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	23.32	%	-0.57	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-70.28	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.07	times	0.86	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.57	times	1.44	times
p08	INVENTORIES TURNOVER (**)	9.99	times	4.95	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	10	days	18	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.11	%	1.43	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	97.83	%	96.25	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	45.00	times	25.65	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	40.58	%	31.78	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	58.63	%	53.52	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	7.73	times	10.26	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.10	times	0.89	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.07	times	1.48	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.70	times	1.16	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.30	times	0.33	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	64.91	%	59.07	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Annex I
Audited Financial Results Report as of December 31, 2008

Exploration and Production

During the fourth quarter of 2008, crude oil production decreased by 7.0% as compared to the same quarter of 2007, from 2,934 to 2,729 Mbd.

Production of heavy crude oil decreased by 11.6%, primarily due to lower production at Cantarell and the shutdown of wells due to increases in the oil-gas ratio. Cantarell's decline, however, was partially offset by a 28% increase in production from KMZ.

Production of light crude oil decreased by 1.7%, due to delays in completion of wells at the Crudo Ligero Marino and Yaxché projects in the Southwestern region. In contrast, production of extra-light crude oil, however, increased by 15.0%, due to completion of wells in the Delta del Grijalva project.

During 2008, crude oil production decreased by 9.2% as compared to 2007, from 3,076 to 2,792 Mbd, primarily due to lower production from Cantarell, despite higher production from KMZ.

During the fourth quarter of 2008, total natural gas production increased by 15.5%, from 6,285 to 7,260 MMcfd, as compared to the same quarter of 2007. The production of associated natural gas increased by 30.0%, primarily due to greater production from the transition zone at Cantarell, and higher production volumes from the KMZ, Delta del Grijalva, Costero and Ixtal-Manik projects[i]. However, the production of non-associated natural gas decreased by 4.2%, primarily due to lower production from the Veracruz, Burgos and Lankahuasa projects in the Northern region.

During 2008, total natural gas production increased by 14.2% as compared to 2007, from 6,058 to 6,919 MMcfd. Associated natural gas production increased by 25.4%, as a result of higher volumes from the transition zone at Cantarell, and higher production from the KMZ, Delta del Grijalva, Costero and Ixtal-Manik projects[ii]. Non-associated natural gas production decreased by 0.5% due to lower production from the Burgos and Lankahuasa projects.

Gas and Basic Petrochemicals

During the fourth quarter of 2008, total on-shore natural gas processing was 0.8% greater than in the same quarter of 2007, mainly due to greater production of sour wet gas, which increased by 4.2% as a result of higher production of associated gas.

Sweet wet gas processing, however, decreased by 8.7% due to lower supply of gas in the

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Northern region and lower recovery of liquids in the off-shore regions. Dry natural gas production decreased by 0.7% primarily due to lower sweet wet gas processing and reduced effective supply of natural gas to processing plants. The latter due to the start of operations of the nitrogen recovery unit (NRU), at the Ciudad Pemex Gas Processing Center (GPC), which eliminates nitrogen in natural gas, in order to meet client delivery specifications. As a result, the effective supply of natural gas to processing plants is reduced. In the fourth quarter of 2008, the NRU eliminated 37.8 MMcfd of nitrogen from the production of dry natural gas.

Natural gas liquids production decreased by 2.0%, primarily due to a 24.1% decrease in condensates availability, from 58 to 44 Mbd, as well as to increased nitrogen content in associated gas in the Northeastern Marine region.

During 2008, on-shore natural gas processing fell by 1.0%, as compared to 2007, as a result of lower availability of sweet wet gas and condensates.

Refining

During the fourth quarter of 2008, total crude oil processing decreased by 0.4% as compared to the same quarter of 2007. Heavy crude oil processing decreased by 8.3%, due to programmed maintenance at various, which was partially offset by a 5.0% increase in light crude oil processing.

During 2008, total crude oil processing decreased by 0.7% as compared to 2007, primarily as a result of not complying with salt and water specifications, excess fuel oil inventories at the Tula refinery, and higher programmed maintenance activity.

During the fourth quarter of 2008, the production of petroleum products increased by 1.9% as compared to the fourth quarter of 2007, from 1,454 to 1,482 Mbd, primarily as a result of higher production of fuel oil. Production of gasoline increased by 1.3%, due to greater usage of intermediate currents, among other factors. Production of fuel oil increased by 11.3% as a result of the fact that revamping works at the Tula refinery to produce ultra low sulfur gasoline decreased the capacity to produce intermediate distillates. Additionally, production of liquefied petroleum gas (LPG) decreased by 4.0%, primarily due to lower crude oil process and lower production of natural gas liquids. Production of jet fuel decreased by 8.4% due to lower demand.

During 2008, average production of petroleum products decreased by 1.4%, as compared to 2007, from 1,511 to 1,490 Mbd, primarily due to lower crude oil processing. In particular, production of fuel oil and LPG decreased. Production of fuel oil decreased as a result of greater utilization of deep conversion equipment, and LPG production decreased due to lower production of natural gas liquids.

As of December 31, 2008, the number of franchised gas stations increased by 5.2% with respect to December 31, 2007, from 7,940 to 8,351 franchises.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petrochemicals

During the fourth quarter of 2008, total petrochemicals production, including intermediate products and byproducts, increased by 2.3% as compared to the same quarter of 2007, from 2,668 to 2,730 thousand tons (Mt). This decrease was primarily driven by: an increase in production of aromatics, resulting from higher production of amorphous gasoline and high octane hydrocarbons, and greater volumes of toluene, ethylbenzene, styrene and xylene; an increase in production of ethane derivatives, due to higher production of high density polyethylene; and a decrease in production of methane derivatives, due to lower production of ammonia resulting from inventories control.

During 2008, total petrochemicals production increased by 1.8% with respect to 2007, from 11,757 to 11,973 Mt. This variation was primarily a result of the increased production of ammonia resulting from greater demand for urea, and higher methanol production triggered by favorable market conditions. These increases were partially offset, however, by decreased production of vinyl chloride, paraxylene and propylene.

International Trade

During the fourth quarter of 2008, the volume of our crude oil exports decreased by 12.4% as compared to the same quarter of 2007, from 1,621 to 1,420 Mbd, primarily as a result of lower crude oil production.

PEMEX exported 84% of its total crude oil exports to the United States, while the remaining 16% was distributed among Europe (9%), the rest of the Americas (3%) and the Far East (4%).

The weighted average export price of the Mexican crude oil basket decreased by 41.0%, from US$77.3 to US$45.6 per barrel as compared to the fourth quarter of 2007.

During 2008, the volume of crude oil exports decreased by 16.8% with respect to 2007, from 1,686 to 1,403 Mbd, as a result of lower crude oil production. The weighted average export price of the Mexican crude oil basket increased by 36.8%, from US$61.6 to US$84.3 per barrel as compared to 2007. On July 14, 2008, the Mexican crude oil basket reached its highest level at US$132.7 per barrel.

During the fourth quarter of 2008, dry gas exports increased from 87 to 198 MMcfd as compared to the same quarter of 2007, due to lower demand from the power generation sector.

During 2008, dry gas exports decreased from 139 to 107 MMcfd, as compared to 2007, as a result of an increase in domestic consumption and a decrease in dry gas production.

During the fourth quarter of 2008, exports of petroleum products increased from 134 to 206 Mbd, compared to the same quarter of 2007. By volume, the main petroleum products exported during the fourth quarter of 2008 were fuel oil and naphtha.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petrochemical exports decreased from 174 to 76 Mt, primarily due to lower sulfur sales. By volume, the main petrochemical products exported during the fourth quarter of 2008 were sulfur and low density polyethylene.

During 2008, exports of petroleum products increased from 176 to 184 Mbd, as compared to 2007, primarily as a result of greater sales of fuel oil and jet fuel. The main exported products by volume during 2008 were naphtha, fuel oil and long residue.

Exports of petrochemical products decreased from 746 to 540 Mt, primarily due to lower sales of sulfur and butane, which were partially offset by greater ammonia exports.

During the fourth quarter of 2008, dry gas imports decreased from 456 to 397 MMcfd, as compared to the fourth quarter of 2007, primarily due to lower demand from the power generation sector.

Imports of petroleum products decreased from 574 to 547 Mbd, primarily as a result of fewer purchases of gas oil and diesel. The main imports of petroleum products, by volume, were gasoline and diesel.

Petrochemical imports increased from 118 to 137 Mt, primarily due to greater ammonia purchases resulting from favorable conditions in the international markets and in the domestic demand. The main petrochemical imports, by volume, were methanol and isobutene.

During 2008, dry gas imports increased from 386 to 450 MMcfd, as compared to 2007, primarily due to greater higher self consumption and lower production of dry natural gas. Imports of petroleum products increased from 494 to 548 Mbd. This increase was primarily attributable to greater purchases of gasoline and diesel. Imports of petrochemical products increased from 425 to 440 Mbd, mainly due to greater purchases of isobutene and toluene.

Financial Results for the Quarter Ended December 31, 2008

Sales

In the fourth quarter of 2008, total sales, including revenues from services, decreased by 16.2% to Ps. 264.0 billion (US$19.5 billion), as compared to the same quarter of the previous year, primarily due to a decrease in the weighted average crude oil export price and a decrease in the volume of crude oil exports.

In 2008, total sales, including revenues from services, increased by 16.7%, to Ps. 1,329.0 billion (US$98.2 billion) as compared to 2007, primarily due to an increase in the weighted average crude oil export price.

In the fourth quarter of 2008, domestic sales increased by 2.4%, to Ps. 160.4 billion (US$11.8 billion), as compared to the same quarter of 2007.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the fourth quarter of 2008, export sales decreased by 35.0%, to Ps. 102.5 billion (US$7.6 billion), as compared to the same quarter of the previous year.

Cost of Sales

In the fourth quarter of 2008, cost of sales increased by 52.5%, to Ps. 213.1 billion (US$15.7 billion), as compared to the same quarter of 2007.

In the quarter, cost of sales as a percentage of total sales amounted to 80.7%, representing an increase of 36.4 percentage points as compared to the same quarter of the previous year, primarily as a result of greater variation of inventories.

In 2008, cost of sales increased by 42.0%, Ps. 654.1 billion (US$48.3 billion), as compared to 2007.

General Expenses

In the fourth quarter of 2008, general expenses increased by 30.9%, to Ps. 32.2 billion (US$2.4 billion) as compared to the same quarter of 2007, primarily due to an increase in the cost of the reserve for labor obligations.

In the quarter, distribution expenses increased by 93.1% to Ps. 11.7 billion (US$0.9 billion).

Administrative expenses increased by 10.7% to Ps. 20.6 billion (US$1.5 billion).

Other Revenues (Expenses) –Net-

In the fourth quarter of 2008, other net revenues increased by 21.4%, to Ps. 36.3 billion (US$2.7 billion), as compared to the same quarter of 2007, primarily due to a greater tax credit attributable to the negative rate of the Special Tax on Production and Services (IEPS) tax, which amounted to Ps. 6.2 billion.[iii]

In 2008, other net revenues increased by 148.1%, to Ps. 198.0 (US$14.6 billion), as compared to 2007, primarily due to a greater IEPS credit of Ps. 122.6 billion.

Comprehensive Financing Result

In the fourth quarter of 2008, the expense associated with comprehensive financing result increase from Ps. 1.4 billion to Ps. 85.4 billion (US$6.3 billion). This increase resulted from: an increase of Ps. 69.2 billion in foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar; a decrease of Ps. 5.2 billion in gain on monetary position, due the fact that gains or losses in monetary position are no longer recognized, except in periods of high inflation, since the adoption of Mexican FRS B-10 "Effects of inflation", and[iv] an increase of Ps. 9.5 billion in net interest expense and expense associated with financial products.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The depreciation of the peso against the U.S. dollar resulted in unrealized foreign exchange losses arising from the recognition in Mexican pesos of the outstanding debt stated in foreign currencies.

As part of the regular conduct of its operations, PEMEX enters into contracts for acquisition and disposition of goods and services in foreign currencies. The currency effect generated during the period between the date when the goods and services are received, or delivered, and the time when they are paid for, is registered as a foreign exchange gain or loss.

Likewise, PEMEX revenues are basically obtained in U.S. dollars, or are indexed to this currency; and its expenses are partially indexed to the U.S. dollar. PEMEX has not entered into financial derivatives linked to the Exchange rate between the Mexican peso and the U.S. dollar.

Participation in results of subsidiary entities

In the fourth quarter of 2008, participation in the results of subsidiary entities and affiliates decreased from income of Ps. 0.9 billion, to a los of Ps. 0.7 billion (US$0.1 billion), as compared to the same quarter of 2007, primarily due to lower refining margins at the Deer Park facility.

Income before Taxes and Duties

In the fourth quarter of 2008, PEMEX recorded a loss before taxes and duties of Ps. 31.0 billion (US$2.3 billion), as contrasted with income before taxes and duties of Ps. 180.3 billion in the fourth quarter of 2007, resulting in a decrease of 117.2%, primarily due to: a decrease of Ps. 84.0 billion in the expense associated with comprehensive financial result attributable to the foreign exchange loss; an increase of Ps. 73. 3 billion in the cost of sales attributable primarily to the variation of inventories; and a decrease of Ps. 55.1billion in export sales.

In 2008, income before taxes and duties increased by 0.1%, to Ps. 659.6 billion (US$48.7 billion). This increase was primarily the result of: an increase of Ps. 87.4 billion in the expense associated with comprehensive financial result attributable to the foreign exchange loss; and a decrease of Ps. 7.5 billion in the results of subsidiary entities and affiliates.

Taxes and Duties[v]

In the fourth quarter of 2008, taxes and duties decreased by 59.3%, to Ps. 86.6 billion (US$6.4 billion), as compared to the same quarter of 2007, primarily due to a decrease in the crude oil average price during the fourth quarter of 2008. Taxes and duties paid as a percentage of total sales amounted to 32.8% as compared to 67.5% in the same quarter of 2007.

In 2008, taxes and duties paid increased by 13.9%, to Ps. 771.7 billion, as compared to 2007, primarily due to an increase in the crude oil average price in 2008. The taxes and duties to total sales ratio decreased from 59.4% in 2007 to 58.1% in 2008.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net income

In the fourth quarter of 2008, PEMEX recorded a net loss of Ps. 117.6 billion (US$8.7 billion), as compared to a net loss of Ps. 32.4 billion in the same quarter of 2007. The increase in PEMEX's net loss was primarily a result of the foreign exchange loss during the quarter, which increased Ps. 69.2 billion as compared to the fourth quarter of 2007.

In 2008, PEMEX recorded net loss of Ps. 112.1 billion (US$8.3 billion), as compared to net loss of Ps. 18.3 billion in the 2007. This decrease is primarily the result of: the foreign exchange loss recorded in 2008, which increased Ps. 69.6 billion due to the depreciation of the peso against the U.S. dollar during the fourth quarter of 2008; the variation of inventories, which increased Ps. 33.3 billion due to the decrease in crude oil export prices; and the cost of the reserve for labor obligations, which increased Ps. 30.5 billion in accordance with Mexican FRS D-3 "Employee Benefits".

Assets

As of December 31, 2008, current assets decreased by 15.0% to Ps. 364.3 billion, as compared to the previous year.

The value of inventories decreased from Ps. 93.1, to Ps. 65.5 billion; cash and cash equivalents decreased from Ps. 171.0, to Ps. 114.2 billion; and accounts receivable increased from Ps. 164.4, to Ps. 184.6 billion.

Investments in shares decreased by 66.2%, to Ps. 11.2 billion.

Property, plant and equipment increased by 6.5%, to Ps. 845.1 billion, which represented 68.9% of total assets. This ratio increased by 9.2 percentage points as compared to the ratio of property, plant and equipment to total assets as of December 31, 2007.

Other assets increased to Ps. 16.3 billion, primarily due to a reclassification of the difference between the net present value and the nominal value of some PEMEX issuances.

As of December 31, 2008, total assets decreased by 7.0%, to Ps. 1,236.8 billion (US$91.4 billion), as compared to 2007. This decrease is the result of the elimination of the intangible asset derived from the actuarial valuation of the reserve for labor obligations of Ps. 72.0 billion, as a result of changes to Mexican FRS Bulletin D-3 "Employee Benefits."

Liabilities

Short-term liabilities decreased by 39.2%,, to Ps. 176.0 billion (US$13.0 billion), primarily as a result of a Ps. 129.9 billion decrease in taxes payable.

Long-term liabilities increased by 4.3%, to Ps. 1,033.3 billion (US$76.3 billion), primarily due to an increase of Ps. 70.7 billion in long-term debt.

The 6.3% decrease in the reserve for labor obligations, from Ps. 528.2 to Ps. 495.1 billion is primarily explained by the decrease of Ps. 123.4 billion from the elimination of the additional liability due to changes to Mexican FRS Bulletin D-3 "Employee Benefits".

However, the initial benefit resulting from the reduction of the reserve for labor obligations due to changes to Mexican FRS Bulletin D-3 "Employee Benefits" is offset by an increase in the cost of the reserve for labor obligations.

Total liabilities decreased by 5.5% to Ps. 1,210.0 billion (US$89.4 billion), primarily due to the decrease of the reserve for labor obligations, as a result of changes to the Mexican FRS Bulletin D-3 "Employee Benefits".

Equity

Total equity decreased by 46.1%, to Ps. 26.9 billion (US$2.0 billion), as compared to 2007. The decrease was primarily due to the net loss recorded in 2008 of Ps. 112.1 billion (US$8.3 billion.).

Financing Activities

As a result of the elimination of PIDIREGAS financing (see "Program to Promote Growth and Employment" below), Petróleos Mexicanos will assume all payment obligations of the Pemex Project Funding Master Trust (Master Trust) and Fideicomiso Irrevocable de Administración F/163. These entities were PEMEX's principal PIDIREGAS financing vehicles and all debt obligations of these entities were guaranteed by Petróleos Mexicanos.

Prior to December 31, 2009, Petróleos Mexicanos will assume, as primary obligor, all payment obligations entered into by these financing vehicles.

From October 1, 2008 through December 31, 2008, the Master Trust obtained US$0.2 billion in nominal terms in loans from Export Credit Agencies (ECA's).

On October 24, 2008, RepCon Lux S.A. redeemed in full its U.S.$1,307,100,000 principal amount of 4.5%. Guaranteed Exchangeable Bonds due 2011, exchangeable into shares of Repsol YPF, S.A. (Repsol). Most holders elected to exchange their bonds into Repsol shares prior to the redemption date. Petróleos Mexicanos intends to retain beneficial ownership of approximately 4.9% of the shares of Repsol, and is financing its investment in Repsol through a series of equity swaps. PEMEX will continue to act as a member of the Repsol Board of Directors.

As of December 31, 2008, US$1.5 billion of the syndicated revolving credit facility entered into on September 17, 2007 had been disbursed. Additionally, on January 21, 2009, US$0.984 billion were disbursed.

On January 27, 2009, Petróleos Mexicanos established a Medium-Term Notes program, which will allow it to issue debt securities directly, rather than through one of its financing vehicles. The amount of the program is US$7.0 billion.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On February 3, 2009, Petróleos Mexicanos issued US$2.0 billion of 10-year notes with an 8.0% coupon, payable semi-annually due on May 3, 2019.

Debt

As of December 31, 2008, total consolidated debt in U.S. dollars,[1] including accrued interest, decreased 6.1%, from US$46.1 to US$43.3 billion, as compared to 2007. However, total consolidated debt in pesos increased by 17.1%, to Ps. 586.7 billion (US$43.3 billion).

Derivatives Financial Instruments Policy

PEMEX uses derivative financial instruments to hedge market risks associated with [vi] debt positions, natural gas price hedges provided by PEMEX to domestic clients, and fluctuations in the prices of petroleum products bought and sold in foreign trade operations.

In general, PEMEX's revenues are either denominated in U.S. dollars or indexed to the U.S. dollar; and its expenditures are partially indexed to the U.S. dollar. PEMEX does not enter into derivative financial instruments that are linked to the Mexican peso / U.S. dollar exchange rate.

Debt
The portfolio of derivative financial instruments associated with debt positions includes interest rate swaps and cross currency swaps. Interest rate swaps are used to mitigate volatility in interest payments linked to floating rates. Cross currency swaps reduce foreign exchange risk other than the Mexican peso against the U.S. dollar. Hedged currencies include the Euro, British Pound, and Japanese Yen. Additionally, PEMEX uses hedges to mitigate risk between Mexican investment units (UDI) and the Mexican peso.

Natural gas
PEMEX offers derivative financial instruments linked to natural gas prices to its clients in order to give them the option of protecting themselves against fluctuations in the price of PEMEX's sales. PEMEX offsets market risk through similar hedging contracts in the international markets, reestablishing its natural market risk profile.

Petroleum products
PEMEX uses hedging instruments related to petroleum products to mitigate the market risk of foreign trade operations.

Mark-to-market value
As of December 31, 2008, the mark to market value of PEMEX's derivative financial instruments was negative US$161.8 million.

PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2008, approximately

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[1] Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.

51.1% of PEMEX's debt exposure was to fixed interest rates, and the remaining 48.9% was to floating rates.

Other Relevant Topics

Reforma energética

On October 28, 2008, the Mexican Congress approved reforms to the following laws:

Regulatory Law of Constitutional Article 27, on Crude Oil (*Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo*)
Federal Public Administration Law (*Ley Orgánica de la Administración Pública Federal*)
Energy Regulatory Commission Law (*Ley de la Comisión Reguladora de Energía*)

On the same date, Congress approved the creation of the following laws:

Petróleos Mexicanos Law (*Ley de Petróleos Mexicanos*)
National Hydrocarbons Commission Law (*Ley de la Comisión Nacional de Hidrocarburos*)
Sustainable Energy Usage Law (*Ley para el Aprovechamiento Sustentable de la Energía*)
Renewable Energy Usage and Financing Energy Transition Law (*Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética*)

On October 21, 2008, the Mexican Congress approved changes to the Federal Duties Law, modifying the fiscal regime applicable to PEP; the following are the main changes related to the limit on deductible expenses assigned to various projects (cost cap). For projects located in Paleocanal de Chicontepec, the cost cap increased to US$11.0 per barrel for crude oil and US$2.7 per thousand cubic feet for non-associated natural gas; for projects located in deep waters, the cost cap increased to US$16.5 per barrel for crude and US$4.0 per thousand cubic feet for non-associated natural gas; and for other fields, the cost cap remains constant at US$6.5 per barrel for crude oil and US$2.7 per thousand cubic feet for non-associated natural gas.

The Petróleos Mexicanos (PEMEX) Law (*Ley de Petróleos Mexicanos),* which replaces the Petróleos Mexicanos and Subsidiary Entities Organic Law, includes modifications to the following areas:

<u>Corporate Governance</u>
PEMEX's Board of Directors will include six State representatives appointed by the President of Mexico, five representatives of the Petroleum Workers Union (*Sindicato de Trabajadores Petroleros de la República Mexicana*) and four independent professionals appointed by the President of Mexico and ratified by the Senate.
Independent members are public servants and will be subject to public service regulations.
Board resolutions will require a favorable vote of at least two independent members; if such vote is not received, the vote on the resolution will be postponed until the next meeting.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Committees

The following committees will be created to give support to the Board of Directors: Audit and Performance Evaluation; Strategy and Investment; Compensation; Acquisition, Lease, Works and Services; Environment and Sustainable Development; Transparency and Accountability; and Development and Technological Research.

Subsidiary Entities

PEMEX has the option to operate as one consolidated company or through subsidiary entities. The Boards of Directors of the subsidiary entities will include, at least, two independent members as well as committees, including (i) strategy and investment and (ii) acquisition, lease, works and services.

Public works and services contracts

The new law includes a more flexible contracting structure for PEMEX's core production activities (well drilling, platform maintenance, etc.), subject to certain limitations. Remuneration to suppliers or contractors will always be in cash; may not be based on a percentage of production, value of hydrocarbon sales or profit percentages; should be established when the contract is signed; may be established through fixed mechanisms or formulas that provide for a subsequent calculation, as required by the project; may be modified throughout the project in accordance with technological advances, input prices variations and other factors that contribute to improving the efficiency of the project or service; may include penalty to suppliers or contractors if they fail to meet timing and quality parameters; may include additional compensation when PEMEX (i) obtains savings due to a shorter execution time of the project; (ii) benefits from new technologies; or (iii) agrees that other circumstances have produced better results or greater profits for PEMEX.

Citizen Bonds

PEMEX may issue debt securities that grant holders a return linked to its performance.
Bonds may only be acquired by Mexicans (individuals, pension funds, mutual funds and market makers).
The Ministry of Finance and Public Credit will establish the securities' terms and conditions and will establish measures through which they will be available to greater number of individuals.
Thresholds for the amount of these bonds acquired will be established.
Financial institutions will be responsible for applying measures to avoid "hoarding".

Debt

PEMEX will be subject to general debt guidelines and authorization from the Ministry of Finance and Public Credit for specific transactions will not be required. However, the Secretary of Finance and Public Credit may object to specific debt transactions, as justified exceptions.

Budget

PEMEX may, without the authorization of the Ministry of Finance and Public Credit, (i) make budgetary adjustments (as long as it oversees PEMEX's financial balance annual goal and the regular budget for personnel services is not increased) and (ii) increase its expenses as its income increases. In addition, PEMEX investment projects will be subject to a less complicated registration in the Secretary of Finance and Public Credit.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

National Suppliers

PEMEX must:

Require minimum percentages of national content in its procurement of certain goods and services.

Establish preference in favor of proposals that employ Mexican human resources, goods or services.

Grant preferences to small-and medium-sized companies during national bidding processes.

Have a specialized area that identifies opportunities for the development of Mexican suppliers and contractors.

Fertilizers

With the objective of offering farmers fertilizer at accessible prices, PEMEX must offer to the national fertilizing industry stable supplies and long-term contracts that contemplate fixed prices of ammonia and anhydrous ammonia; enter into natural gas -which is used as an input for fertilizers- prices hedge, to enable PEMEX to offer fixed prices; and give priority to national demand for fertilizing producers in its sulfur sales.

Program for Growth and Employment

On October 8, 2008, President Felipe Calderón announced the Program for Growth and Employment. The main features of the program that relate to PEMEX include the use of accumulated resources of the Stabilization Fund for Oil Income Investment (FEIIP by its Spanish abbreviation) to start the construction of a refinery and carry out other infrastructure works; and the modification of PEMEX's investment program by eliminating the PIDIREGAS budget and accounting treatment, recognition of PEMEX's PIDIREGAS liabilities as public debt, and excluding PEMEX's capital expenditures from the expenditures included in the Mexican Government's budget by modifying the Federal Law of Budget and Fiscal Accountability (LFPRH).

Program in Favor of Family, Economy and Employment

On January 7, 2009, President Felipe Calderón announced the Program in Favor of Family Economy and Employment. The main features of the agreement that relate to PEMEX include the suspension of periodic increases in the retail price of gasoline during 2009; the reduction by 10% of end-user sales of LPG; the announcement that the Mexican Federal Government will purchase, at least 20% out of its total purchases, from small-and medium-sized companies (PyMes by its Spanish abbreviation); the announcement that the Mexican Federal Government will grant technical advisory to small-and medium-sized companies in order for them to become petroleum industry suppliers; and the authorization to governmental companies to execute public tenders since January 1, 2009 to promote timely public expenditure.

Anticorruption measures

On December 12, 2008, the U.S. Securities and Exchange Commission ("SEC") filed a settled enforcement action charging Siemens AG with violations of the U.S. Foreign Corrupt Practices Act ("FCPA"). Among other matters, the SEC alleged that two Siemens subsidiaries made three illicit payments totaling approximately U.S. $2.6 million to a consultant to assist in settling cost overrun claims in connection with three refinery upgrade projects, and that some portion of those payments was passed on to a senior PEMEX official.

On December 22, 2008, PEMEX requested its internal control body (*Órgano Interno de Control)* which is independent of PEMEX's management and under the supervision of the *Secretaría de la Función Pública* (Ministry of Public Administration), an investigation concerning these alleged events. The investigation will attempt to determine whether any person acted improperly in the matters related to the SEC allegations.

A Mexican public official who in the course of his or her official duties acts or fails to act in accordance with applicable law and regulations is subject to administrative penalties and criminal prosecution and punishment, under the Mexican law and the *Código de Ética de los Servidores Públicos de la Administración Pública Federal* (Code of Ethics for Public Servants of the Federal Public Administration).

During 2008, PEMEX increased surveillance over rights of way and other facilities to combat fuels theft, as a result, 4.1 million liters were recovered.[vii]

Appointments

On March 18, 2008, the following appointments to PEMEX's Independent Audit Committee were announced: Felipe Mellado Flores, President, Ricardo Samaniego Breach, Member, and Fernando Vilchis Platas, Member.

On August 22, 2008, Arturo Arregui García was appointed as Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals.

On October 16, 2008, Gustavo Ernesto Ramírez Rodríguez was appointed as Internal Controller for PEMEX.

On December 2, 2008, Guadalupe Merino Bañuelos was appointed as Deputy Director of Economic Planning of the Corporate Finance Office.

On January 5, 2009, Manuel Sánchez Guzman was appointed Head of the Deputy Direction of Planning of Pemex- Petroquímica.

On January 26, 2009, Maria del Rocío Cárdenas Zubieta, was appointed Director General of PMI Comercio Internacional.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex- Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.

Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate, as of December 31, 2008, of Ps. 13.5383 = US$1.00. Such translation should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our:

- *drilling and other exploration activities;*
- *import and export activities;*
- *projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..*

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- *changes in international crude oil and natural gas prices;*
- *effects on us from competition;*
- *limitations on our access to sources of financing on competitive terms;*
- *significant economic or political developments in Mexico;*
- *developments affecting the energy sector; and*
- *changes in our regulatory environment.*

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA is a non-US GAAP measure.

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[i] The transition zone at Cantarell is defined as the gas-oil contact and implies greater associated gas production with high nitrogen content.

[ii] *Idem.*

[iii] Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico.

[iv] Mexican FRS B-10 "Effects of Inflation" establishes that, in a non-inflationary environment, financial statements will not update for inflation; therefore the monetary loss (gain) is eliminated.

[v] Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production's (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico's Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a *quasi* operating profit. In addition to the payment of the OHD, PEP pays other duties.

[vi] PEMEX implements several practices to mitigate counterparty risk.

[vii] The volume of these products has been recovered in warehouses, clandestine storages facilities, illegal car tanks and land plots where illegal tapping pipelines ended.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars

NOTE 1—APPROVAL:

On April 17, 2009, the attached consolidated financial statements and its notes were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the "Board") in a meeting scheduled for April 29, 2009, where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Securities Market Law, of Article 33 Fraction I, paragraph a section 3 and of Article 78 of the general provisions applicable to Mexican securities issuers and other participants of the securities market.

NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United States of Mexico ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), effective on November 30, 1958, and as amended effective on December 31, 1977, May 12, 1995, November 14, 1996, January 13, 2006, June 27, 2006 and November 29, 2008 and the *Ley de Petróleos Mexicanos* (the "Law of Petróleos Mexicanos"), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations.

In November 2008, new laws and modifications to current laws were published that together establish a new legal framework for Petróleos Mexicanos. This new legal framework, among other aspects, includes changes in the structure of the Board of Directors of Petróleos Mexicanos, the development of specific procedures for contracting for substantive activities of a productive character, increased flexibility to invest resources generated through surplus income, a differentiated fiscal regime that considers the complexities of Petróleos Mexicanos' crude oil and natural gas fields and the ability to issue "Citizen Bonds."

Petróleos Mexicanos has the objective of carrying out the exploration, exploitation and other activities mentioned above, as well as conducting the central planning and strategic management of Mexico's petroleum industry, in accordance with the Law of Petróleos Mexicanos.

For purposes of these consolidated financial statements, capitalized words have the meanings attributed to them herein, in the Regulatory Law or in the Law of Petróleos Mexicanos.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Law of Petróleos Mexicanos establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Federal Government issues the corresponding decrees of reorganization based on a proposal by the Board of Directors of Petróleos Mexicanos.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");
Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.

The principal objectives of the Subsidiary Entities are as follow:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and commercializes such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At the time of their initial formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and of the assets and liabilities related to employee benefits. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "Ps." refer to Mexican pesos, "dollars" or "U.S.$" refers to dollars of the United States of America and "yen" or "¥" refers to Japanese yen.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

a. *Effects of inflation on the financial information*

Until December 31, 2007, PEMEX recognizes the effects of inflation on its financial information in accordance with *Normas de Información Financiera* (Mexican Financial Reporting Standards, or "Mexican FRS" or "NIF's") B-10 "Effects of Inflation" ("FRS B-10"), as issued by the *Secretaría de Hacienda y Crédito Público* (Ministry of Finance and Public Credit, or "SHCP") and by the General Comptroller's Office ("SFP").

These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI") issued by Banco de México. In accordance with FRS B-10, in 2008, the recognition in the financial statements of the effects of inflation was suspended because the accumulated inflation over the last three years was less than 26%, and therefore, the economic environment did not qualify as "inflationary," (see Note 3(o) and (x)).

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and Petróleos Mexicanos would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

The indexes used for the recognition of inflation were as follows:

December 31,	NCPI	Inflation For the year	Inflation Accumulated
2008	133.7610	6.52%	15.01%
2007	125.5640	3.76%	11.56%
2006	121.0150	4.05%	7.61%
2005	116.3010	3.33%	3.33%

b. *Consolidation*

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust; Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

Until December 31, 2007, in accordance with Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations," the financial statements of foreign Subsidiary Companies classified as integrated foreign operations were translated into Mexican pesos on the following basis: (a) assets and liabilities, at the exchange rate in effect at the end of the period; (b) income and expense items, at the average exchange rate for each month in the year; and (c) the translation effect was recorded in equity. Until December 31, 2007, foreign currency transactions and translation of financial statements of foreign operations were restated based on the rate derived from the NCPI.

FRS B-15 "Translation of foreign currencies" became effective on January 1, 2008 (see Note 3(x)), and establishes the following rules for translation:

When the functional currency of a foreign operation is different from its recording currency, translation is accounted for as follows:

a) Monetary items, at the exchange rate in effect at the end of the period.

b) Non-monetary items and equity, at the historical exchange rate.

c) Non-monetary items recorded at their fair value, at the historical exchange rate effective when their fair value was determined.

d) Income, costs and expenses items, at the average exchange rate for the period.

e) Effects of exchange caused by the translation from recording currency to functional currency are recognized as income or expense in the statement of operations of the foreign operation for the period in which they were incurred.

When the reporting currency of a foreign operation is different from its functional currency, translation is as follows:

a) Assets and liabilities at the exchange rate at the end of the period, and equity at the historical exchange rate.

b) Income, costs and expenses, at the average exchange rate.

c) The effect of translation is recognized as part of comprehensive income or loss in equity, in an item called "accumulated translation effect."

d) At the time of consolidating or using the equity method, any variation between the equity of the foreign operation and the recognized investment in the foreign operation must be recorded in comprehensive result as accumulated translation effect, within equity included in the consolidated financial statements.

Investments in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at acquisition cost and, based upon their relative importance to the total assets and income of PEMEX, are not consolidated nor accounted for under the equity method.

c. *Long-term productive infrastructure projects*

Until December 31, 2008, PEMEX's investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities were initially recorded in accordance with *Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal* (Specific Standards for Governmental Financial Information of the State-owned Sector, or "NEIFGSP") 009 ("NEIFGSP 009"), applicable to *Entidades Paraestatales de la Administración Pública Federal* (State-owned Entities of the Federal Public Administration), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements and all effects of NEIFGSP 009-B were therefore eliminated.

On November 13, 2008, amendments to the *Ley Federal de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability) were published in the *Diario Oficial de la Federación* (Official Gazette of the Federation), eliminating the PIDIREGAS concept in relation to Petróleos Mexicanos and the Subsidiary Entities.

The main objective of the Master Trust and Fideicomiso F/163 has been to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose. As a result of the amendments to the Federal Law of Budget and Fiscal Accountability described above, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust.

d. *Exploration and drilling costs and specific oil-field exploration and depletion reserve*

PEMEX uses the successful efforts method of accounting for oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PEMEX's management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue.

Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. *Reserve for abandonment cost of wells*

The reserve for abandonment cost of wells (plugging and dismantling), as of December 31, 2008 and 2007 was Ps. 18,775,600 and Ps. 17,148,400, respectively, and is included in long-term liabilities (see Note 3(i)).

f. *Cash and cash equivalents*

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

g. *Inventory and cost of sales*

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II. Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the cost of refined and other products, and deducting the value of inventories at the end of the year. Until December 31, 2007, the resulting amount was adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h. *Investment in shares of non-consolidated subsidiary companies affiliates companies*

Certain non-material non-consolidated subsidiary companies are accounted for under the equity method (see Note 2).

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and, until December 31, 2007, were adjusted for inflation using factors derived from the NCPI.

i. *Properties, plant and equipment*

Properties, plant and equipment are recorded at acquisition cost and, until December 31, 2007, were adjusted using factors derived from the NCPI.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of barrels of crude oil equivalent extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time, the liabilities will be increased by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3(j) and 9).

j. *Impairment of the value of long-lived assets*

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. During 2008, PEMEX recorded impairments of Ps. 807,050 and reversals of impairment of Ps. 699,847. At December 31, 2008, PEMEX recorded a net effect of impairment charge related to long-lived assets of Ps. 107,202, which was recorded in the statement of operations. During 2007, no impairment charge was recognized by PEMEX.

k. *Accruals*

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities. In certain cases; such amounts are recorded at their present value.

l. *Employee Benefits*

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 "Employee Benefits," issued by the *Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C.* (Mexican Financial Reporting Standards Board, or "CINIF") which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

- Retirement benefits:
    - i. Initial transition liability and salary increases due to promotions, in a maximum of five years.
    - ii. Plan amendments and actuarial gains and losses for the period, in the employees' average remaining labor life.
- Termination benefits:
    - i. Initial transition liability and plan amendments, in a maximum of five years.
    - ii. Salary increases due to promotions, in a maximum of one year.
    - iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2008, the employees' average remaining labor life of the employees entitled to benefits in the plan was approximately 10 years. PEMEX incorporates the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

m. *Derivative financial instruments and hedging operations*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provides expanded guidance for the recognition, valuation, recording, disclosure and bifurcation from a host agreement that are applicable to derivative financial instruments for negotiation purposes, to those designated as hedges and to the embedded derivatives (see Note 11).

As of December 31, 2008 and 2007, derivative financial instruments shown in the consolidated balance sheets are recorded at their fair value in accordance with the provisions of Bulletin C-10 (see Note 11). In the case of derivative financial instruments that are treated for accounting purposes as non-hedges, the changes in their fair value affect the comprehensive financing result. In the case of derivative financial instruments that are designated as hedges, they are recorded using hedge accounting, for fair value hedges or for cash flow hedges, as is established in Bulletin C-10.

n. *Financial instruments with characteristics of liability, equity or both*

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o. *Restatement of equity, other contributions and retained earnings*

Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made and accumulated losses were generated to the 2007 year end. As discussed above, as of December 31, 2007 the economic environment became non-inflationary, as defined by FRS B-10.

p. *Surplus in the restatement of equity*

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

q. *Taxes and federal duties*

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del*

Impuesto Sobre la Renta ("Income Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax") (see Note 19).

r. *Special Tax on Production and Services ("IEPS Tax")*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

s. *Revenue recognition*

For all export products, risk of loss and ownership (title) is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

t. *Comprehensive result*

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated translation effect. It includes the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of the employee benefits provision and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and, until December 31, 2007, comprehensive result included the effects of inflation restatement of equity on the basis of NCPI factors (see Note 13).

u. *Comprehensive financing result*

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and, until December 31, 2007, the gain or loss attributable to the effects of inflation on monetary assets and liabilities, minus any portion of the comprehensive financing result capitalized during the period.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in the statement of operations for the year.

The monetary effect presented until December 31, 2007 was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

v. *Contingencies*

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

w. *Deferred taxes*

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities (see Note 19).

x. *Accounting changes*

The CINIF issued the following FRS effective for years beginning after December 31, 2007.

- **FRS B-10 "Effects of inflation"** - FRS B-10 superseded the previous Bulletin B-10 "Recognition of the effects of inflation on the financial information" and its fiveamendments, as well as the related circulars and Interpretation of Financial Reporting Standards ("INIF") No. 2. The principal guidelines established by this FRS include:

  (i) Recognition of the effects of inflation. An entity operates in either a) an "inflationary" economic environment, when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; or b) a "non-inflationary" economic environment, when inflation over the aforementioned period is less than 26%.

  In case a), as under the superseded previous Bulletin B-10, the comprehensive recognition of the effects of inflation is required. In case b), the effects of inflation are not recognized. However, as of the effective date of this FRS and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in PEMEX's case, the 2007 year), must be retained and reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders' equity. Should the entity in the future be once again operating in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods when the environment was non-inflationary must be recognized retroactively.

(ii) Price index. The change in the NCPI or in the value of the Investment Unit ("UDI") may be used for determining the inflation for a given period.

(iii) Valuation of inventories and of foreign machinery and equipment. The use of replacement costs for inventories and of specific indexation for foreign machinery and equipment are no longer allowed.

(iv) Equity adjustment for non-monetary assets. As of the effective date of this FRS, the unrealized portion of the equity adjustment for non-monetary assets maintained in equity should be identified, in order to be reclassified to earnings for the year when the originating item is realized. The realized portion, or when it is not feasible to identify the unrealized portion then both the realized and unrealized portions, should be reclassified to retained earnings.

(v) Monetary position gains or losses. Such gains or losses (included under deficit or surplus in the restatement of equity) were reclassified to retained earnings as of the effective date of this FRS.

As a consequence of the adoption of this FRS, as of January 1, 2008, equity items were reclassified as shown in the statement of changes in equity.

In these consolidated financial statements, amounts pertaining to the years ended December 31, 2007 and 2006 are presented in constant pesos at December 31, 2007, the date on which the comprehensive method for recognizing the effects of inflation was last used.

- **FRS D-3 "Employee benefits"-** FRS D-3 superseded the previous Bulletin D-3 "Labor Obligations" and the portions of Bulletin D-4 and INIF 4 that are applicable to Employee Statutory Profit Sharing ("ESPS"). The principal guidelines established by this FRS are:

(i) A change in the rates for the financial assumptions to be used in actuarial valuations from real rates to nominal rates

(ii) The incorporation of the term "salary increases due to promotions" with effect in liability and in cost.

(iii) A maximum five-year period for amortizing unrecognized/unamortized items and, in the context of retirement benefits, for amortizing salary increases due to promotions.

(iv) Unlike termination benefits, post-employment benefits and actuarial gains or losses may be immediately recognized in the results of operations or amortized over the employees' average remaining labor life or a maximum of five years.

(v) Elimination of the recognition of an additional liability, the related intangible asset and the effect on equity from labor obligations.

As a result of the adoption of this FRS, we eliminated in 2008 an intangible asset of Ps. 72,008,835 and additional minimum pension liability of Ps. 123,768,374 previously reflected in the balance sheet, as well as an effect on equity from labor obligations of Ps. 51,759,539 previously presented in equity.

- **FRS D-4 "Taxes on income"-** FRS D-4 superseded the previous Bulletin D-4 "Accounting for income and asset taxes and employee statutory profit sharing" and Circulars 53 and 54. The principal guidelines established by this FRS are:

(i) Reclassification, on January 1, 2008, of the balance of the cumulative income tax effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings unless identified with any other comprehensive item pending reclassification.

(ii) Transfer of the accounting treatment of ESPS (current and deferred) to FRS D-3, as outlined above.

As a result of the recognition of this FRS, the deferred income tax effect of Ps. 3,596 was reclassified to the comprehensive result within equity.

- **FRS B-2 "Statement of cash flows"-** FRS B-2 superseded Bulletin B-12 "Statement of changes in financial position" and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are:

(i) Replacement in the financial statements of the statement of changes in financial position with the statement of cash flows for all periods, except those for periods prior to 2008, presented comparatively with those of the current period.

(ii) Reporting of cash inflows and cash outflows in nominal currency units, *i.e.*, not including the effects of inflation.

(iii) Establishment of two alternative preparation methods (direct and indirect), without stating a preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally cash flows from financing activities.

(iv) Reporting of captions of principal items as gross, with certain exceptions, and required disclosure of the composition of items considered cash equivalents.

Accordingly, PEMEX has prepared a statement of changes in financial position for 2007 and a statement of cash flows for 2008 under the indirect method.

- **FRS B-15 "Translation of foreign currencies"-** FRS B-15 supersedes the previous Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations." The principal guidelines established by this FRS are:

(i) Substitution of the integrated foreign operation and foreign entity concepts for determining recording, functional and reporting currencies, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on a holding company.

(ii) Inclusion of translation procedures for those cases where the recording and reporting currencies differ from the functional currency, providing the option not to conduct such translation to companies not subject to consolidation or valuation based on the equity method.

(iii) The requirement that the accounting changes produced by the initial application of this standard be recognized prospectively; *i.e.*, in a non-inflationary economic environment, without modifying the translation already recognized in the consolidated financial statements of prior periods.

The effect on the consolidated financial statements of the adoption of this FRS is a credit to equity of Ps. 2,809,574, as part of foreign operations translation effect, and a loss in the statement of operations of Ps. 2,847,846.

y. *Reclassifications*

PEMEX's consolidated financial statements as of December 31, 2007 and 2006 have been reclassified in certain accounts with the purpose of making them comparable with the consolidated financial statements as of December 31, 2008.

z. *Convenience translation*

The U.S. dollar amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and statement of cash flow have been included solely for the convenience of the reader and are unaudited. Such amounts are translated from pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2008 of 13.5383 pesos per one U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.

NOTE 4—FOREIGN CURRENCY EXPOSURE:

As of December 31, 2008 and 2007, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency (Thousands)				
	Assets	**Liabilities**	**Net liability position**	**Year-end Exchange rate**	**Amounts in pesos**
2008:[1]					
U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	Ps. (271,646,192)
Japanese yen	3,029,369	(246,581,546)	(243,552,177)	0.1501	(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304	(7,831,319)
Euros	23,055	(3,244,916)	(3,221,861)	19.1432	(61,676,729)
Swedish crowns	-	(12,931)	(12,931)	1.7413	(22,517)
Canadian dollars	79	-	79	11.0463	873
Total liability position, before foreign currency hedging					Ps. (377,733,066)

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net liability position	Year-end Exchange rate	Amounts in pesos[2]
2007:[1]					
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	Ps. (142,714,682)
Japanese yen	-	(142,217,370)	(142,217,370)	0.0973	(13,837,750)
Pounds sterling	230	(402,411)	(402,181)	21.6074	(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.8766	(94,034,355)
Swiss francs	-	(260)	(260)	9.5957	(2,495)
Danish kroner	-	(250)	(250)	2.0075	(502)
Total liability position, before foreign currency hedging					Ps. (259,279,870)

(1) As of December 31, 2008 and 2007, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.

NOTE 5—CASH AND CASH EQUIVALENTS:

As of December 31, cash and cash equivalents were as follows:

	2008	2007
Cash on hand and in banks	Ps. 60,704,660	Ps. 64,578,352
Marketable securities	53,519,735	106,418,888
	Ps. 114,224,395	Ps. 170,997,240

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, accounts, notes receivable and other receivables were as follows:

	2008	2007
Domestic customers	Ps. 37,036,622	Ps. 40,506,098
Export customers	5,881,394	25,430,178
Negative IEPS Tax pending to be credited (Note 19)	6,816,821	32,943,613
Advance payments to Mexican Government of minimum guaranteed dividends (Note 14)	-	4,270,225
Specific funds (Note 14)	44,656,862	11,858,575
Employees and officers	4,067,658	3,648,372
Tax credits	41,206,169	4,035,632
Other accounts receivable	24,382,512	30,308,784
	164,048,038	153,001,477
Less allowance for doubtful accounts	(1,738,099)	(1,490,934)
	Ps. 162,309,939	Ps. 151,510,543

NOTE 7—INVENTORIES:

As of December 31, inventories were as follows:

	2008	2007
Crude oil, refined products, derivatives and petrochemical products	Ps. 60,366,216	Ps. 87,971,050
Materials and supplies in stock	6,765,361	6,370,017
Materials and products in transit	136,458	148,376
	67,268,035	94,489,443
Less allowance for slow-moving and obsolete inventory	(1,796,458)	(1,346,307)
	Ps. 65,471,577	Ps. 93,143,136

NOTE 8—INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:

The investments in shares of non-consolidated subsidiaries, affiliates and others were as follows:

Subsidiaries and affiliates shares:	Percentage of Investment 2008 / 2007	Carrying value as of December 31, 2008	2007
Repsol YPF, S.A.[1]	0.00 / 5.00%	Ps. -	Ps. 23,146,258
Deer Park Refining Limited[2]	50.00 / 50.00%	7,547,905	7,113,824
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00 / 100.00%	1,312,439	1,122,215
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.	49.00 / 49.00%	5,147	5,147
Other—Net	Various	2,311,693	1,675,910
Total investments		Ps. 11,177,184	Ps. 33,063,354

Profit sharing in subsidiaries and affiliates:	For the year ended December 31, 2008	2007	2006
Repsol YPF, S.A.[1]	Ps. (3,780,783)	Ps. 588,729	Ps. 3,621,872
Deer Park Refining Limited[2]	1,748,582	4,944,329	6,419,178
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	66,988	11,996	32,527
Total profit sharing	Ps. (1,965,213)	Ps. 5,545,054	Ps. 10,073,577

(1) As of December 31, 2007, the investment in Repsol YPF, S.A. ("Repsol") consisted of 59,884,453 shares. On September 24, 2008, RepCon Lux announced the early redemption of its bonds exchangeable for Repsol's shares. The settlement was realized and carried out in its entirety on October 24, 2008. The majority of the holders chose to exchange their bonds for shares prior to the

date of the settlement. In order to address this liability yet retain the economic and voting rights of 58,679,800 Repsol shares, or approximately 4.81% of Repsol's share capital, PEMEX entered into four equity swaps with financial institutions, monetizing the value of 58,679,799 shares. PEMEX thereby retained the economic and voting rights discussed above, utilizing the proceeds of the swaps to liquidate the exchangeable bonds; PEMEX holds the remaining Repsol shares through PMI-SES.

Because substantially all of the investors elected to exchange their bonds into Repsol shares prior to the redemption date, the intrinsic value of the bonds at the time of the redemption proved substantially equivalent to the value of the Repsol shares.

(2) PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2008, 2007 and 2006, PEMEX recorded Ps. 1,748,582, Ps. 4,944,329 and Ps. 6,419,178 of profits, respectively, related to its equity in the results of the joint venture, which has been recorded under "profit sharing in non-consolidated subsidiaries, affiliates and others" in the statement of operations. In 2006, PEMEX paid the joint venture Ps. 11,078,973 for the processing of crude oil. As of December 31, 2006, the contract between PMI NASA and Pemex-Refining was concluded and it was not renewed.

NOTE 9—PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, the components of properties, plant and equipment were as follows:

	2008	2007
Plants	Ps. 399,769,820	Ps.379,268,733
Pipelines	296,436,602	296,304,941
Wells	568,274,197	466,157,259
Drilling equipment	23,370,046	22,226,019
Buildings	51,611,161	47,681,968
Offshore platforms	169,308,888	160,543,843
Furniture and equipment	37,387,996	36,440,294
Transportation equipment	17,771,354	14,146,501
	1,563,930,064	1,422,769,558
Less:		
Accumulated depreciation and amortization	(843,858,575)	(760,177,709)
Net value	720,071,489	662,591,849
Land	39,144,853	39,842,669
Construction in progress	85,148,023	90,720,481
Fixed assets to be disposed of	697,640	690,454
Total	Ps. 845,062,005	Ps. 793,845,453

a) Starting in 2007, as part of the adoption of FRS D-6, PEMEX capitalized interest costs, foreign exchange effect, monetary position result ("REPOMO") and another costs of obtaining financing related to qualified fixed assets. This has directly affected its cost of investment during the acquisition period, in the amounts of Ps. 1,057,440 and Ps. 5,350,849 in 2008 and 2007, respectively.

b) Total depreciation of fixed assets and amortization of wells for the years ended December 31, 2008, 2007 and 2006 were Ps. 89,840,495, Ps. 72,591,718 and Ps. 65,672,189, respectively, which includes amortization costs related to dismantlement and abandonment of wells for the years ended December 31, 2008, 2007 and 2006 of Ps. 2,144,911, Ps. 2,554,062 and Ps. 508,361, respectively.

c) As of December 31, 2008 and 2007, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 18,775,600 and Ps. 17,148,400, respectively.

d) As of December 31, 2008, PEMEX recognized impairment of the Pajaritos petrochemical complex in the amount of Ps. 807,050, based on low market demand and projections showing a negative estimated margin of contribution. PEMEX reversed impairment charges related to the Cosoleacaque petrochemical complex in the amount of Ps. 699,847, due to the recovery of the market for that complex's main product. Considering the above, as of December 31, 2008 the net impairment of long-term assets under FRS C-15 was Ps. 107,203, which was recorded in the statement of operations. During 2007, no impairment was recorded. For the 2006 period, impairment of Ps. 703,247 was recorded. As of December 31, 2008 and 2007, PEMEX recognized cumulative impairment charges in the value of long-lived assets amounting to Ps. 14,485,951 and Ps. 14,593,955, respectively.

NOTE 10—DEBT:

Under the *Ley General de Deuda Pública* ("General Law of Public Debt"), the SHCP authorizes Mexican Government entities, in this case Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must observed in each case.

In 2008, the significant financing activities of Petróleos Mexicanos were as follows:

a. On February 29, 2008, Petróleos Mexicanos drew down U.S. $1,000,000 from a syndicated revolving credit line of U.S. $2,500,000, which it entered into on September 7, 2007. This credit line can be used by either Petróleos Mexicanos or the Master Trust. All drawdowns by the Master Trust are guaranteed by Petróleos Mexicanos, and drawdowns by either borrower are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b. On March 28, 2008, Petróleos Mexicanos entered into a Ps. 10,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate, plus 12 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c. On March 28, 2008, Petróleos Mexicanos entered into a Ps. 4,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate, maturing on June 20, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d. On March 28, 2008, Petróleos Mexicanos entered into a Ps. 3,500,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate plus 7.5 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

During 2008, the Master Trust undertook the following significant financing activities:

a. The Master Trust obtained U.S. $1,471,126 from credit lines guaranteed by export credit agencies for PIDIREGAS financial projects.

b. On June 2, 2008, the Master Trust obtained from a financial institution a credit in Japanese yen equivalent to U.S. $400,000, distributed in two tranches, with maturities of three and six years respectively, both bearing interest at the three-month LIBOR rate. This credit is guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c. On June 4, 2008, the Master Trust issued notes in the amount of U.S. $1,500,000, of which U.S. $1,000,000 consisted of notes due in 2018 with an interest rate of 5.75% and U.S. $500,000 consisted of bonds due in 2038 with an interest rate of 6.625%. The issuance of the 5.75% notes was a reopening of the Master Trust's October 22, 2007 note issuance. These notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d. On September 29, 2008, the Master Trust issued ¥64,000,000 of its Floating Rate Bonds due 2020, which are insured by Nippon Export and Investment Insurance and guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

In 2007, the significant financing activities of Petróleos Mexicanos were as follows:

a. Petróleos Mexicanos obtained U.S. $7,310 under lines of credit granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2012.

During 2007, the Master Trust undertook the following financing activities:

a. The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,002,629.

b. During the second quarter of 2007, the Master Trust repurchased, in the open market, a certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027. The total principal amount repurchased in this program was equal to U.S. $1,139,696. These securities were cancelled after their repurchase.

c. On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility in the amount of U.S. $2,500,000. This credit line was signed on September 7, 2007; it may be used either by Petróleos Mexicanos or the Master Trust; the credit line consists of two tranches, A and B, with terms of three and five years, respectively and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; and matures in 2010 and 2012, respectively; and each of the tranches may be extended twice, by one year. This credit line replaces the previously syndicated revolving credit lines, each in the amount of U.S. $1,250,000.

d. On October 22, 2007, the Master Trust issued notes in the amount of U.S. $2,000,000, of which U.S. $1,500,000 consisted of notes with an interest rate of 5.75% due in 2018 and U.S. $500,000 consisted of bonds with an interest rate of 6.625% due in 2035. This issuance of bonds due in 2035 was the second reopening of an issuance that took place on June 8, 2005.

e. During the fourth quarter of 2007, the Master Trust repurchased through a tender offer U.S. $5,763,333 of its own debt securities maturing between 2008 and 2027, as well as a certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.

Various credit facilities require compliance with various operating covenants that, among other things, place restrictions on the following types of transactions:

- The sale of substantial assets essential for the continued operations of the business;

- Liens against its assets; and

- Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

As of December 31, 2008 and 2007, PEMEX was in compliance with the operating covenants described above.

As of December 31, 2008 and 2007, long-term debt was as follows:

	Rate of Interest[2]	Maturity	December 31, 2008 Pesos (thousands)	December 31, 2008 Foreign currency (thousands)	December 31, 2007 Pesos (thousands)	December 31, 2007 Foreign currency (thousands)
U.S. dollars:						
Bonds	Fixed from 5.75% to 9.5% and LIBOR plus 0.6% to 1.8%	Various to 2038	Ps. 177,500,544	13,110,992	Ps. 163,225,526	12,119,761
Financing assigned to PIDIREGAS	Fixed from 3.23% to 6.64% and LIBOR flat to LIBOR plus 2.25%	Various to 2018	96,409,801	7,121,263	72,163,251	6,641,075
Purchasing loans and project financing	LIBOR plus 0.0625% to 2.0%	Various to 2014	1,600,774	118,240	2,108,662	194,057
Credit lines	LIBOR plus 0.20% and 0.25%	Various to 2012	20,307,450	1,500,000	27,165,500	2,500,000
External trade loans	LIBOR plus 0.325% to 0.475%	Various to 2013	57,537,775	4,250,000	46,181,350	4,250,000
Bank loans	Fixed from 5.44% and LIBOR plus 1.9%	Various to 2018	9,169,191	677,278	5,107,114	470,000
Financial leases	Fixed 1.99%	2019	5,892,346	435,235		
Total financing in U.S. dollars			368,417,881	27,213,008	315,951,403	26,174,893
Euros:						
Bonds	Fixed from 5.5% to 6.625%	Various to 2025	59,343,920	3,100,000	50,857,376	3,203,291
Unsecured loans, banks and project financing	Fixed from 2%	2016	5,671	296	5,544	349
Total financing in Euros			59,349,591	3,100,296	50,862,920	3,203,640
Japanese yen:						
Direct loans	Fixed from 4.2% and LIBOR yen plus 0.5% to 0.71%	2014	6,650,233	44,305,348	468,081	4,810,695
Bonds	Fixed from 3.5% and LIBOR yen plus 0.75%	2023	14,113,049	94,000,000	2,919,000	30,000,000
Project financing	Fixed from 1% to 2.9%	Various to 2017	13,983,565	93,137,574	10,871,232	111,729,003
Total financing in yen			34,746,847	231,442,922	14,258,313	146,539,698

	Rate of Interest[2]	Maturity	December 31, 2008 Pesos (thousands)	December 31, 2008 Foreign currency (thousands)	December 31, 2007 Pesos (thousands)	December 31, 2007 Foreign currency (thousands)
Pounds sterling:						
Bonds	Fixed 7.5%	2013	7,812,160	400,000	8,642,960	400,000
Pesos:						
Certificados bursátiles (debt securities)	TIIE less 0.07%, *Cetes* plus 0.35% to 0.65% and Fixed from 8.38% to 9.91%	Various to 2019	82,699,763	-	81,918,416	-
Syndicated bank loans	TIIE plus 0.35% and Fixed from 8.4%	2008	-	-	3,500,000	-
Project financing and syndicated bank loans	Fixed from 11% and TIIE plus 0.4% to 0.48%	Various to 2012	11,444,444		12,333,333	-
Total financing in pesos			94,144,207	-	97,751,749	-
Total principal in pesos[1]			564,470,686	-	487,467,345	-
Plus: Accrued interest			7,073,181	-	58,565	-
Notes payable to contractors			15,166,637	-	13,352,690	-
Total principal and interest			586,710,504	-	500,878,600	-
Less: Short-term maturities			91,198,944	-	71,499,353	-
Current portion of notes payable to contractors			24,935	-	4,550,775	-
Total short-term debt			91,223,879	-	76,050,128	-
Long-term debt			Ps. 495,486,625	-	Ps. 424,828,472	-

	2009	2010	2011	2012	2013	2014 and thereafter	Total
Maturity of the principal outstanding for each of the years ending December 31,	Ps. 91,223,879	Ps. 103,319,009	Ps. 57,837,591	Ps. 60,688,706	Ps. 64,999,627	Ps. 208,641,692	Ps. 586,710,504

Notes to table:

(1) Includes financing from foreign banks of Ps. 472,130,204 and Ps. 355,682,481 as of December 31, 2008 and 2007, respectively.

(2) As of December 31, 2008 and 2007 the rates were as follows: LIBOR, 1.75% and 4.59625%, respectively; the Prime rate in Japanese yen, 1.675% and 1.875%, respectively; the *Cetes* rate, 8.15% for 182 days and 7.62% for 91 days and 7.20% for 182 days and 7.71% for 91 days, respectively; TIIE, 8.7018% and 7.37%, respectively.

The total amounts of notes payable to contractors as of December 31, 2008 and December 31, 2007 are as follows:

		2008		2007
Total notes payable to contractors[1][2][3][4]	Ps.	15,166,637	Ps.	13,352,690
Less: Current portion of notes payable to contractors		24,935		4,550,775
Notes payable to contractors (long-term)	Ps.	15,141,702	Ps.	8,801,915

(1) On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the Ing. Héctor R. Lara Sosa refinery in Cadereyta, N.L. The original amount of the financed public works contract was U.S. $1,618,352, plus a financing cost of U.S. $805,648, due in twenty semi-annual payments of U.S. $121,200. The original amount of the unit-price public works contract was U.S. $80,000, including a financing cost of U.S. $47,600 payable monthly based on the percentage of completion. As of December 31, 2008 and 2007, the outstanding balances of the respective contracts were Ps. 4,561,189 and Ps. 5,854,295, respectively.

(2) On June 25, 1997, PEMEX entered into a 10-year service agreement with a contractor for a daily fee of U.S. $82.50 for the storage and loading of stabilized petroleum by means of a floating system ("FSO"). As of December 31, 2007, the outstanding balance was Ps. 242,888. The remaining amount was paid in full during 2008.

(3) PEMEX has Financed Public Works Contracts ("FPWC") (formerly known as Multiple Services Contracts or "MSCs") pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2008 and 2007, PEMEX had an outstanding payable amount of Ps. 5,930,523 and Ps. 3,228,735, respectively.

(4) During 2007, a Floating Production Storage and Offloading ("FPSO") vessel was purchased. The investment in the vessel totaled U.S. $723,575. As of December 31, 2008 and 2007, the outstanding balances were Ps. 4,674,925 (U.S. $345,311) and Ps. 4,026,772 (U.S. $370,579), respectively.

NOTE 11—FINANCIAL INSTRUMENTS:

PEMEX's cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbon prices in the national and international markets.

In order to supervise and mitigate the potential deviations of its cash flows, PEMEX has adopted a General Risk Management framework, which includes the regulation of derivative financial instruments.

Within this framework, the General Risk Management Policies and Guidelines are proposed by the Risk Management Committee (the "Committee") and approved by the Board of Directors.

Functions of the Committee include the authorization of the general strategies of risk management. The Committee is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI CIM.

Additionally, the Risk Management Deputy Director designs and proposes to the Committee institutional regulations and strategies for managing financial market risk.

(i) Counterparty risk or credit risk from the use of derivative financial instruments

PEMEX is exposed to credit risk (or repayment risk) when the market value of its derivative financial instruments is positive (that is favorable for PEMEX) since it faces a repayment risk of the counterparty failing to fulfill its performance obligations. Conversely, when the fair value of these instruments is negative, the risk is borne by the counterparty.

In order to minimize this risk, PEMEX only enters into transactions with high credit quality counterparties based on credit ratings from rating agencies such as Standard & Poors and Moodys.

Generally, PEMEX's derivative transactions are executed on the basis of standard agreements and collateral for derivative financial transactions is neither provided nor received.

(ii) *Interest rate risk management*

PEMEX is exposed to risk in its cash flows due to fluctuations in the reference interest rates curves applicable to different currencies. Its predominant exposure is to LIBOR in U.S. dollars, because most of PEMEX's debt is denominated in U.S. dollars or hedged to U.S. dollars through currency swaps tied to LIBOR. The use of derivative financial instruments allows PEMEX to obtain an acceptable mix of fixed and variable rates in its debt portfolio.

The derivative financial instruments used in PEMEX's hedging transactions related to interest rate risk consist primarily of fixed-floating interest rate swaps. Under these instruments, PEMEX has the right to receive payments based on LIBOR or Mexican interest rates ("TIIE") while making payments at a fixed rate.

(iii) *Exchange rate risk management*

Since a significant amount of PEMEX's revenues is denominated in U.S. dollars, it generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than U.S. dollars in order to take advantage of existing financing conditions of these foreign currencies when they are considered favorable Management.

PEMEX has entered into currency swaps transactions as a hedging strategy against exchange rate fluctuations of debt issued in currencies other than U.S. dollars.

(iv) *Commodity price risk management*

Natural gas:

PEMEX offers derivative financial instruments to its customers as a value added service, providing them with various hedging contracts as an option for protecting against fluctuations in the price of PEMEX's products. The risk that PEMEX incurs under these contracts is transferred to financial counterparties through its subsidiary, MGI Supply Ltd.

Crude oil:

Under its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During 2008 and 2007, PEMEX did not enter into any crude oil price hedging transactions.

(v) *Investment portfolio risk*

PEMEX is currently party to four asset swaps for a total of over 58,679,799 shares of Repsol denominated in U.S. dollars and with dates of maturity between January and April, 2011. As of December 31, 2008, the market value of Repsol shares was U.S. $21.10 per share.

(vi) *Fair value of derivative financial instruments*

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of the other party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

- The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows as of the balance sheet date, using market quotations for the instrument's remaining life.

- Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

- Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

(vii) *Embedded derivatives*

As of December 31, 2008 and 2007, in accordance with Bulletin C-10, PEMEX recognized several agreements related to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

(viii) *Operations with derivative financial instruments*

PEMEX enters into derivative financial transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the Bulletin C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedges instruments, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the comprehensive financing result.

PEMEX seeks to mitigate the impact of market risk in its financial statements, through the establishment of a liability structure consistent with its expected operating cash flows. As a result, PEMEX seeks to eliminate exchange rate risk of its debt issued in currencies other than pesos or U.S. dollars by entering into derivative financial instruments contracts.

The accounting rules applicable to derivative financial instruments, establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges. As such, the changes in their fair value affect the comprehensive financing result.

As of December 31, 2008 and 2007, the fair value of PEMEX's derivative instruments was (Ps. 2,429,936) and (Ps. 6,665,027), respectively. These amounts include the derivative instruments designated as cash flow hedges and their fair value of (Ps. 2,374,351) and (Ps. 977,664), respectively, which was recorded under other comprehensive loss.

The following table shows the fair values and the notional amounts of the over-the-counter derivative instruments outstanding as of December 31, 2008 and 2007, which are designated as cash flow hedges:

	2008		**2007**	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Interest rate swaps:				
Pay fixed/receive variable..........	**Ps. 11,529,112**	**Ps. (1,170,824)**	Ps. 14,211,489	Ps. (1,267,432)
Cross-currency swaps:				
Pay Mexican peso /receive UDI	**11,901,650**	**572,670**	11,901,650	221,101
Pay U.S. dollar/receive euros...	**Ps. 22,026,814**	**Ps. 842,046**	-	-
Pay U.S. dollar/receive Japanese yen..........................	**20,700,783**	**3,616,388**	-	-
Pay U.S. dollar/receive pounds sterling	**9,241,108**	**(1,901,494)**	-	-

Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, when the hedged item's cash flows affect earnings.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income must remain in this account and be reclassified into earnings at the same time as the hedged item's cash flows affect earnings; however, from that date forward, the derivative instrument will no longer qualify for hedge accounting treatment. As of December 31, 2008, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.

As of December 31, 2008, 2007 and 2006, net income (loss) of Ps. 1,062,359, Ps. (1,479,284) and Ps. (727,707), respectively was reclassified from other comprehensive income into earnings. It is estimated that, in 2009, a net loss of Ps. 1,182,677 will be reclassified from other comprehensive income into earnings.

The following table shows the fair values and the notional amounts as of December 31, 2008 and 2007 of over-the-counter derivative instruments that were treated for accounting purposes as non-hedges:

	2008		**2007**	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Interest rate swaps:				
Pay fixed /receive variable	**Ps. 5,000,000**	**Ps. (97,841)**	Ps. 5,000,000	Ps. (185,719)
Assets rate swaps:			-	-
Pay fixed /receive variable	**19,679,112**	**(2,761,533)**		
Cross-currency swaps:				
Pay U.S. dollar /receive euros	**31,832,605**	**(1,721,125)**	44,730,188	3,549,308
Pay U.S. dollar /receive Japanese yen	**7,481,871**	**380,232**	13,549,835	(355,956)
Pay U.S. dollar /receive Pounds sterling	**-**	**-**	7,417,159	1,120,775
Natural gas swaps:				
Pay fixed / receive variable	**Ps. 20,087,150**	**Ps. (8,855,595)**	Ps. 5,163,787	Ps. 202
Pay variable / receive fixed	**20,007,263**	**9,009,270**	5,185,476	16,882
Pay variable / receive variable			472	470
Natural gas options:				
Put				
Purchase		**Ps. 706,173**		Ps. 73,261
Sale		**(706,370)**		(74,064)

Call	-	-
Purchase	**208,790**	361,510
Sale	**(208,625)**	(361,300)

Note: The exchange rates as of December 31, 2008 and 2007 were Ps. 13.5383 and Ps. 10.8662 per U.S. dollar, respectively.

For the years ended December 31, 2008, 2007 and 2006, PEMEX recognized a net income (loss) of Ps. (2,319,164), Ps. (514,893) and Ps. 916,790, respectively, in the comprehensive financing result with respect to derivative financial instruments treated as non-hedges. Additionally, for the year ended December 31, 2007, PEMEX recognized a net loss of Ps. 702,173 in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges. For the year ended December 31, 2008, PEMEX did not recognize any impact in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges.

The estimated fair value of financial instruments other than derivatives for which it is practicable to estimate a value, as of December 31, 2008 and 2007, in nominal terms, was as follows:

	2008		**2007**	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
Assets:				
Cash and cash equivalents	**Ps. 114,224,395**	**Ps. 114,224,395**	Ps. 170,997,240	Ps. 170,997,240
Accounts receivable, notes and other	**162,309,939**	**162,309,939**	151,510,543	151,510,543
Derivative financial instruments	**22,285,896**	**22,285,896**	12,909,868	12,909,868
Liabilities:				
Suppliers	**35,381,771**	**35,381,771**	35,138,344	35,138,344
Accounts and accumulated expenses payable	**7,970,593**	**7,970,593**	18,097,530	18,097,530
Taxes payable	**16,672,511**	**16,672,511**	146,593,355	146,593,355
Derivative financial instruments	**24,715,832**	**24,715,832**	13,584,495	13,584,495
Current portion of long-term debt	**91,223,879**	**91,223,879**	76,050,128	76,050,128
Long-term debt	**495,486,625**	**475,496,718**	424,828,472	442,731,344

The fair value of the financial instruments presented in the previous table appears for informational purposes only.

Because of their short maturities, the nominal value of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and current portion of long-term debt approximate their fair value.

The fair value of long-term debt is determined by reference to market quotes, and, where quotes are not available, is based on discounted cash flow analyses. Because assumptions significantly affect the derived fair value and are inherently subjective in nature, the estimated fair values may not necessarily be realized in a sale or settlement of the instrument.

NOTE 12—EMPLOYEE BENEFITS:

a. *Pensions, seniority premiums and other post-retirement benefits*:

PEMEX has established employee non-contributory retirement plans, under which benefits are determined based on employees' years of service and final salary at their retirement date. Liabilities and costs of such plans, including those related to the seniority premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries. PEMEX partially funds its employee benefits through a Mexican trust structure, the resources of which come from the seniority premium item of the Governmental Budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.

PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services and cash provided to retired personnel and their dependents for basic necessities.

b. *Benefits for employment termination for causes other than restructuring*:

Petróleos Mexicanos has established defined benefit plans to cover the payments that must be made when terminating employment, for causes other than restructuring, before the employee's retirement age. These benefits are calculated based on years of service and the employee's compensation at the time employment ends. The obligations and costs corresponding to these plans are recorded in accordance with actuarial valuations performed by independent actuaries.

The information corresponding to these employee benefits (see Note 3(l)) is presented for 2008 in accordance with FRS D-3 and for 2007 in accordance with the previous Bulletin D-3 "Labor Obligations" (see Note 3(l)).

Cash Flow:

Plan contributions and benefits paid were as follows:

	Retirement benefits			
	2008		2007	
Contribution to the pension plan assets	Ps.	17,948,524	Ps.	25,107,563
Payments charged to the plan assets		20,662,053		19,200,217

Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2008 and 2007 were Ps. 4,039,137 and Ps. 2,609,707, respectively.

The cost, obligations and other elements of the pension plan, seniority premium plan and other post-retirement benefits plans for termination for causes other than restructuring, mentioned in Note 3(l) of these financial statements, were determined based on calculations prepared by independent actuaries as of December 31, 2008 and 2007.

The components of net periodic cost for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Termination benefits 2008	Retirement benefits 2008	Total 2008	Total 2007	Total 2006
Net periodic cost:					
Service cost	Ps. 1,782,851	Ps. 13,693,537	Ps. 15,476,388	Ps. 15,573,496	Ps. 13,389,101
Financial cost	1,691,923	52,042,518	53,734,441	49,042,461	43,133,700
Return on plan assets	-	(933,360)	(933,360)	(26,007)	(51,860)
Net actuarial gain	7,961,507	·2,034,043	9,995,550	-	-
Amortization of prior services cost and plan amendments	46,934	5,068,576	5,115,510	5,161,284	5,110,393
Variances in assumptions and experience adjustments	-	-	-	(33,942)	(2,459,962)
Amortization of transition liability	138,675	27,337,017	27,475,692	12,540,701	12,472,181
Compensation increase	518,657	1,260,799	1,779,456	-	-
Inflation adjustment	-	-	-	3,048,862	2,899,795
Net periodic cost	Ps. 12,140,547	Ps. 100,503,130	Ps. 112,643,677	Ps. 85,306,855	Ps. 74,493,348

The actuarial present value of benefit obligations is as follows:

	Termination benefits 2008	Retirement benefits 2008	Total 2008	Total 2007
Vested benefit obligation value:				
Vested benefit obligation acquired	Ps. 19,973,037	Ps. 427,908,459	Ps. 447,881,496	Ps. 206,364,293
Vested benefit obligation	-	-	-	357,768,687
Accumulated defined benefit obligations (OBD)	20,158,345	619,642,382	639,800,727	667,881,942
Plan assets at fair value	-	(5,761,615)	(5,761,615)	(7,664,407)
Defined benefit obligations (OBD) fund excess	20,158,345	613,880,767	634,039,112	660,217,535
Prior services not recognized				
Plan amendments	(185,455)	(59,747,435)	(59,932,890)	(64,552,453)
Actuarial gain/(loss) and variances in assumptions	-	35,905,470	35,905,470	(53,453,305)
Transition asset (liability)	(536,889)	(109,348,066)	(109,884,955)	(137,778,879)
Compensation increase	-	(5,043,194)	(5,043,194)	-
Project liability—Net	19,436,001	475,647,542	495,083,543	404,432,898
Additional liability	-	-	-	123,768,374
Total liability recognized in the balance sheet	Ps. 19,436,001	Ps. 475,647,542	Ps. 495,083,543	Ps. 528,201,272

PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services ("Medical Inflation") are as follows:

Effect	Termination 2008	Retirement 2008
Increase of one point in Medical Inflation		
a) Labor cost of current services	Ps. 510,705	Ps. 2,798,567
b) Financial cost	341,316	10,403,186
c) Total	Ps. 852,021	Ps. 13,201,753
Variation	8.72%	27.0%
d) Defined benefit obligations (OBD)	Ps. 3,250,253	Ps. 95,782,246
Variation	8.73%	10.0%
Decrease of one point in Medical Inflation		
a) Labor cost of current services	Ps. 433,224	Ps. 2,304,750
b) Financial cost	289,490	8,679,416
c) Total	Ps. 722,714	Ps. 10,984,166
Variation	(7.78%)	(6.00%)
d) Defined benefit obligations (OBD)	Ps. 2,756,368	Ps. 79,880,493
Variation	(7.79%)	(8.0%)

Significant assumptions used in determining the net periodic cost of plans are as follows:

	Termination benefits 2008	Retirement benefits 2008	Total 2007
Discount rate	8.75%	8.75%	8.42%
Rate of compensation increase (*)	5.00%	5.00%	4.52%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.42%
Employees' average remaining labor life over which pending amortization items are amortized	10 years	10 years	11 years

(*) Includes salary increase due to promotions.

The Plan assets are included into two trusts, *Fondo Laboral Pemex* ("FOLAPE") and *Fideicomiso de Cobertura Laboral y de Vivienda* ("FICOLAVI"), which are managed by BBVA Bancomer, S.A. and a Technical Committee, which is composed of personnel from Petróleos Mexicanos and the trusts.

The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

Retirement

Type of investment	benefits 2008	Total 2007
Governmental securities	49.0%	84.2%
Fixed rate securities	51.0%	15.8%
Total	100.0%	100.0%

NOTE 13—COMPREHENSIVE (LOSS) INCOME:

Comprehensive (loss) income, presented in the consolidated statement of changes in equity, presents the overall result of PEMEX's activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net (loss) income for the period—are recognized directly in equity:

		2008		2007		2006
Net (loss) income	Ps.	(112,076,444)	Ps.	(18,307,569)	Ps.	46,953,205
Surplus in restatement of equity		-		19,309,736		2,895
Derivative financial instruments		(1,268,722)		656,699		5,274,109
Accumulated conversion effect		7,333,266		(982,729)		1,658,556
Deferred income tax effect		(3,596)		(40)		2,244
Effect on equity from employee benefits		51,759,539		(3,432,792)		(18,871,922)
Others		-		-		710,094
Comprehensive (loss) income for the year	Ps.	(54,255,957)	Ps.	(2,756,695)	Ps.	35,729,181

NOTE 14—EQUITY:

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board of Directors.

In December 1997, the Board and the Mexican Government agreed to a reduction in equity of the Certificates of Contribution "A" in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2008, the value of the Certificates of Contribution "A" was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318,000).

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution "A" constitute permanent capital. As a result, the Certificates of Contribution "A" are as follows:

		Amount
Certificates of Contribution "A"	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		86,735,530
Certificates of Contribution "A" in Mexican pesos of December 31, 2007 purchasing power	Ps.	96,957,993

Until January 2007, as a condition of this capitalization, PEMEX paid a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt in December 1990. The minimum guaranteed dividend consisted of the payment of principal and interest on the same terms and conditions as those originally agreed upon with international creditors through 2006, at the exchange rates on the date that such payments are made. Such payments must be approved annually by the Board of Directors.

This minimum guaranteed dividend was extended until 2007 by the CA-164/2007 agreement, and during 2007, Petróleos Mexicanos paid Ps. 4,270,225 to the Mexican Government in advance for the minimum guaranteed dividend. Through the CA-122/2008 agreement, the minimum guaranteed dividend was again extended, and in September 2008 was recognized in the comprehensive result. These payments are applied to the final amount that the Board of Directors approves as the total annual dividend, which usually occurs in the following fiscal year.

During 2007, the Mexican Government assigned to Petróleos Mexicanos excess revenues in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c) in the amount of Ps. 13,938,000. As of December 31, 2007 Petróleos Mexicanos had received Ps. 11,131,800 that it capitalized in equity. The other Ps. 2,806,200 was recognized as uncalled capital until it was received by Petróleos Mexicanos in February 2008. Additionally, Petróleos Mexicanos received Ps. 19,700 from the *Fondo sobre Ingresos Excedentes* ("FIEX").

During 2008, the Mexican Government made the payment mentioned above of Ps. 2,806,200, to Petróleos Mexicanos, which was capitalized in equity. Also during 2008, the Mexican Government made payments in the amount of Ps. 32,639,044 to Petróleos Mexicanos to fund infrastructure works, which were capitalized in equity. In addition, interest in the amount of Ps. 12,218 related to these payments by the Mexican Government was capitalized.

In 2004, Petróleos Mexicanos signed an agency agreement (Funds for Specific Purposes—Trade Commission) with Banco Santader Serfin, S.A. as an agent in order to manage the funds transferred by the Mexican Government to Petróleos Mexicanos and Subsidiary Entities. According to the *Ley de Ingresos de la Federación* ("Federal Revenue Law"), these funds are to be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals. Payments made by the Mexican Government that increase the equity of Petróleos Mexicanos and the Subsidiary Entities are deposited into the Fund for Specific Purposes—Trade Commission. As of December 31, 2008 and 2007, the balance of this account was Ps. 44,656,862 and Ps. 11,858,575, respectively (see Note 6).

As of December 31, 2008 and 2007 the outstanding balances of the Trade Commission funds were as follows:

	2008	2007

Trade Commission FEIIP	Ps. 29,023,651	Ps. 9,435,548
Trade Commission FEX	15,179,213	1,703,274
Trade Commission AOI	44,316	118,684
Trade Commission FIEX	409,682	601,069
Total funds for specific purposes	Ps. 44,656,862	Ps. 11,858,575

NOTE 15—COMMITMENTS:

a. PEMEX, through Pemex-Exploration and Production, is party to the following agreements with PMI CIM:

An evergreen contract to sell crude oil destined for sale on the international market; through this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM's hydrocarbons sales commitments to its clients are backed by PEMEX.

PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts), in some cases with a minimum obligatory period (long-term contracts).

In October 1998, Pemex-Exploration and Production and PMI CIM entered into an evergreen contract for the purchase and sale of certain present and future accounts receivable generated by Pemex-Exploration and Production in connection with sales of Maya and Altamira crude oil by Pemex-Exploration and Production to PMI CIM, for sale in turn to certain clients in the United States of America, Canada and Aruba. As of December 31, 2008 and 2007, the sales of receivables realized by PMI CIM totaled Ps. 376,620,730 and Ps. 287,988,094, respectively.

b. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2008 and 2007, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 19,972,377 and Ps. 18,314,382, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen plant under the terms of the contract.

Future estimated payments are as follows:

2009	Ps.	2,027,351
2010		2,081,131
2011		2,096,865
2012		2,130,883
2013		1,443,781
More than 5 years		10,192,366
Total	Ps.	19,972,377

c. Between 2003 and 2008, PEMEX entered into Financed Public Work Contracts ("FPWCs") (formerly known as Multiple Services Contracts, or "MSCs"). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the works in connection with the FPWCs, which are classified into categories of development, infrastructure and maintenance. The estimated value of the FPWCs as of December 31, is as follows:

Date of contract	Block	2008		2007	
February 9, 2004	Olmos	**U.S.$**	**343,574**	U.S.$	343,574
November 21, 2003	Cuervito		**260,072**		260,072
November 28, 2003	Misión		**1,035,580**		1,035,580
November 14, 2003	Reynosa-Monterrey		**2,437,196**		2,437,196
December 8, 2003	Fronterizo		**264,977**		264,977
December 9, 2004	Pandura-Anáhuac		**900,392**		900,392
March 23, 2005	Pirineo		**645,295**		645,295
April 3, 2007	Nejo		**911,509**		911,509
April 20, 2007	Monclava		**433,501**		433,501
May 12, 2008	Burgos VII		**1,153,551**		-
Total		**U.S.$**	**8,385,647**	U.S.$	7,232,096

As of December 31, 2008 and 2007, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, at an estimated total amount of Ps. 483,256,449 and Ps. 306,084,424, respectively.

NOTE 16—CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are mentioned below.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* ("General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of

Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2008 and 2007, the reserve for environmental remediation expenses totaled Ps. 1,751,453 and Ps. 2,093,440, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

(b) As of December 31, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial arbitrations and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 41,321,410. As of December 31, 2008, PEMEX had accrued a reserve of Ps. 11,033,033 for these contingent liabilities.

(c) In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm's-length transactions.

The current status of the principal lawsuits in which PEMEX is involved is as follows:

I. In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A hearing to determine the amount of liability is still pending.

II. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. A final hearing was held on November 18, 2008. A final judgment is still pending.

III. In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292,043 and Ps. 37,537. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On February 13, 2009, the ICA notified the parties that it would not issue a final award until May 31, 2009.

IV. In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. On December 3, 2008, Pemex-Exploration and Production and COMMISA executed a settlement agreement to settle any claim related to project No. IPC-28. In connection with the settlement, Pemex-Exploration and Production paid Ps. 1,213.9 million to COMMISA, and the case has therefore concluded.

V. On December 7, 2005, Pemex-Refining was summoned before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008, a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the *Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008 the final judgment was confirmed. The parties filed *amparos* against this resolution. Pemex-Refining filed an *amparo* because the judgment did not require the plaintiff to pay expenses and court fees. A final resolution is still pending.

VI. On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal, which was accepted on May 20, 2008 before the *Primer Tribunal Unitario en Materia Civil y*

Administrativa (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an *amparo*, which was granted in its favor, stating that the First Court does not have jurisdiction to resolve this motion.

VII. On October 31, 2007, another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (No. 295/2007) before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008 a final hearing was held. A final resolution is still pending.

VIII. On August 16, 2006 two *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against Petróleos Mexicanos and Pemex-Exploration and Production for the alleged violation of their constitutional rights as a result of the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and seeking a modification of the Regulatory Law. As of the date of this report, a constitutional hearing is still pending. An expert's opinion on geology to be filed by Pemex-Exploration and Production is still pending.

IX. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 12, 2009, the court of arbitration ordered that the parties report on the results of their negotiations to resolve the claim no later than March 9, 2009. If an agreement were not reached among the parties by that time, the court would schedule a witnesses hearing.

X. As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth. Legislature related to the FPWC remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de

C.V. for the Cuervito natural gas production block, and was filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Mexican Constitution. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted for consideration. On June 2, 2008, Pemex-Exploration and Production responded to the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XI. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking approximately Ps. 1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the trial is in evidentiary stages, with an expert's opinion on environmental damages pending. A final hearing is still pending.

XII. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a new company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles, and distributes PEMEX's automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX's increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. ("Bardahl"), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes' rights to sell lubricants. On December 9, 2008 a constitutional hearing was held. A final judgment is still pending.

- On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the State of Jalisco to compel Impulsora to convene a general shareholders' meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the *Primer Tribunal Unitario del Tercer Circuito* (First Unit Court of the Third Circuit) and the judgment was reversed. A motion to declare this judgment null and void was filed by Pemex-Refining. A final resolution is still pending.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República* (Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of this report, the matter is still under investigation. A report on the results of an accounting investigation by Pemex-Refining's experts, made at the request of the Federal Public Ministry, is pending.

- On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the *Juzgado Octavo de Distrito en Materia Civil* (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise an option to repurchase the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. The trial is currently in the evidentiary stage. On September 23, 2008, Pemex-Refining filed an expert's opinion related to accounting issues. An expert's opinion from the defendant is still pending.

- On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the

Subsidiary Entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the *Primer Tribunal Unitario en Materia Civil y Administrativa* (First Unit Civil and Administrative Court). On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an *amparo* (No. 130/2008) before the *Tercer Tribunal Unitario en Materia Civil* (Third Unitary Civil Court), which was granted on December 24, 2008. An additional *amparo* was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008), against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney. Mexicana de Lubricantes filed a complaint against this resolution. A final resolution is still pending.

- In addition, there is an administrative proceeding before the *Comisión Federal de Competencia* (Federal Competition Commission) under which several claims have been filed. On July, 2003, the Federal Competition Commission issued a resolution (No. 10-62-97) (the "Resolution") prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wage units per day until such agreements were brought into compliance.

- On January 15, 2008, the Federal Competition Commission requested that Pemex-Refining provide evidence of its compliance with the Resolution. Pemex-Refining argued that it was not able to comply with the Resolution due to a suspension granted to Bardahl in a separate *amparo* hearing. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. On January 10, 2008, Pemex-Refining filed an *amparo* before the *Juzgado Sexto de Distrito en Materia Administrativa* (Sixth Administrative District Court) in the Federal District (No. 46/2008 VI). On May 6, 2008, the Sixth Administrative District Court granted an *amparo* to Pemex-Refining and ordered a definitive suspension of the Federal Competition Commission's Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed a motion as an injured third party. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, the *amparo* was granted in favor of Pemex-Refining, declaring unconstitutional the Resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the *amparo*, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed a revised motion against this resolution. A final resolution is still pending.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

NOTE 17—HYDROCARBONS RESERVES (UNAUDITED):

Under the Mexican Constitution and the Law of Petróleos Mexicanos, all oil and other hydrocarbons reserves are the property of the Mexican Nation and PEMEX is entrusted with the exclusive rights to extract and exploit Mexico's petroleum reserves. However, because such reserves are not PEMEX's property, they are not recorded on its books. Beginning in 1997, PEMEX reformed its procedures for calculating such reserves in accordance with the regulations of the United States Securities and Exchange Commission, as established in Rule 4-10(a) of Regulation S-X of the United States Securities Act of 1934 ("Rule 4-10(a)"). Based on technical studies performed internally in accordance with Rule 4-10(a), the estimated crude oil and gas reserves of Mexico totaled 14.3 billion of barrels of crude oil equivalent as of December 31, 2008 and 14.7 billion barrels of crude oil equivalent as of December 31, 2007. These calculated reserves may be revised upward based on adjustment by reviewing engineers, extensions and discoveries and developments, and revised downward based on production for the year. Estimates of such reserves may vary from one analyst to another. In addition, the results of drilling, testing and production performed subsequent to the date of an estimate are used in conducting future reviews of these reserves.

NOTE 18—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil, through PMI Group, to international markets. Export sales are made through PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity supplies the *Comisión Federal de Electricidad* ("CFE") with a significant portion of its fuel oil production. Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues come from methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses for the entities, PEMEX's management focuses on sales volumes and gross revenues as primary performance indicators.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

Following is the condensed financial information of these segments:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Year ended December 31, 2008							
Sales -							
Trade	Ps. -	Ps. 487,070,405	Ps. 167,107,867	Ps. 25,575,854	Ps. 644,418,238	Ps. -	Ps. 1,324,172,364
Intersegment	1,137,807,483	56,992,301	104,027,712	54,481,528	330,042,792	(1,683,351,816)	-
Services income	-	3,485,588	-	-	2,375,188	(1,083,188)	4,777,588
Total net sales	1,137,807,483	547,548,294	271,135,579	80,057,382	976,836,218	(1,684,435,004)	1,328,949,952
Gross income	902,305,112	(236,863,752)	13,004,111	(8,722,223)	42,447,800	(37,253,555)	674,917,493
Operating income (loss)	871,180,460	(280,318,220)	(259,550)	(19,336,132)	(143,856)	(11,253)	571,111,449
Comprehensive financing cost	(87,731,727)	(25,488,043)	3,199,974	624,199	4,032,478	(2,148,597)	(107,511,716)
Net income (loss)	23,473,089	(119,474,506)	2,263,955	(18,670,810)	(110,724,131)	111,055,959	(112,076,444)
Depreciation and amortization	74,475,554	9,978,606	3,688,137	1,093,894	604,304	-	89,840,495
Labor cost reserve	38,146,689	37,599,695	9,850,665	9,111,632	17,934,996	-	112,643,677
Taxes and duties	761,683,140	5,348,879	1,771,024	274,084	2,624,677	-	771,701,804
Acquisition of fixed assets	113,321,706	24,155,484	5,405,305	3,507,099	2,922,006	-	149,311,600
Total assets	1,402,388,519	380,061,362	143,791,980	78,498,657	3,059,645,158	(3,827,548,272)	1,236,837,404

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Current assets	779,192,962	206,142,588	98,032,197	61,787,281	559,007,033	(1,339,870,254)	364,291,807
Investments in shares	402,563	157,094	1,667,006	-	735,301,521	(726,351,000)	11,177,184
Properties, plant and equipment	606,668,876	171,844,781	43,831,789	16,547,828	6,168,731	-	845,062,005
Current liabilities	94,754,683	158,066,528	39,420,210	7,719,939	1,126,494,021	(1,250,490,795)	175,964,586
Reserve for employee benefits	172,980,782	168,326,666	41,601,685	45,590,405	66,584,005	-	495,083,543
Total liability	1,144,606,751	395,713,962	96,035,525	54,480,917	3,001,023,014	(3,481,908,198)	1,209,951,970
Equity	257,781,768	(15,652,600)	47,756,455	24,017,740	58,622,145	(345,640,074)	26,885,434
Year ended December 31, 2007							
Sales -							
Trade	-	430,382,930	139,963,302	21,701,729	542,926,858	-	1,134,974,819
Intersegment	912,295,482	42,229,528	82,940,711	35,942,074	247,993,773	(1,321,401,568)	-
Services income	-	3,221,190	-	-	1,880,032	(819,423)	4,281,799
Total net sales	912,295,482	475,833,648	222,904,013	57,643,803	792,800,663	(1,322,220,991)	1,139,256,618
Gross income	740,811,644	(77,803,300)	15,816,747	(6,559,693)	41,180,126	(34,854,648)	678,590,876
Operating income (loss)	707,401,828	(111,085,600)	7,335,910	(14,115,424)	5,850,048	(1,734,890)	593,651,872
Comprehensive financing cost	(25,561,647)	(5,764,552)	1,071,281	(1,181,167)	10,097,224	1,292,274	(20,046,587)
Net income (loss)	19,966,387	(45,653,619)	4,958,173	(16,085,945)	(11,473,248)	29,980,683	(18,307,569)
Depreciation and amortization	57,262,960	10,159,674	3,437,370	1,091,848	639,866	-	72,591,718
Labor cost reserve	29,124,816	28,579,131	6,491,464	8,215,002	12,896,453	-	85,306,866
Taxes and duties	663,549,438	3,846,738	5,537,391	257,203	4,064,958	-	677,255,728
Acquisition of fixed assets	99,252,970	22,912,301	5,871,320	998,725	324,582	-	129,359,898
Total assets	1,237,968,402	417,393,499	133,970,702	79,872,062	2,331,376,672	(2,870,300,731)	1,330,280,606
Current assets	630,760,334	229,536,695	85,311,492	58,650,943	495,164,854	(1,070,863,531)	428,560,787
Investments in shares	342,538	157,094	1,095,666	-	612,696,004	(581,227,948)	33,063,354
Properties, plant and equipment	565,433,958	162,585,821	42,005,574	15,569,956	8,250,144	-	793,845,453
Current liabilities	191,867,210	148,709,748	33,463,623	8,896,698	929,478,616	(1,022,952,043)	289,463,852
Reserve for employee benefits	180,931,471	178,386,606	40,791,915	49,058,100	79,033,180	-	528,201,272
Total liability	998,713,758	377,308,387	85,452,634	59,275,500	2,262,119,197	(2,502,496,731)	1,280,372,745
Equity	239,254,644	40,085,112	48,518,068	20,596,562	69,257,475	(367,804,000)	49,907,861
Year ended December 31, 2006							
Sales -							
Trade	-	406,963,236	138,687,862	21,638,776	535,144,047	-	1,102,433,921
Intersegment	890,012,141	46,242,429	83,058,212	9,654,394	171,981,054	(1,200,948,230)	-
Services income	-	2,590,835	-	-	1,707,386	(631,439)	3,666,782
Total net sales	890,012,141	455,796,500	221,746,074	31,293,170	708,832,487	(1,201,579,669)	1,106,100,703
Gross income	718,463,139	(49,603,049)	18,030,329	(4,925,440)	31,717,998	(25,840,484)	687,842,493
Operating income (loss)	690,607,335	(80,319,596)	10,720,768	(11,854,541)	(1,720,065)	(565,837)	606,868,064
Comprehensive financing cost	(24,174,018)	(9,026,219)	1,134,603	(4,173,330)	12,659,001	(266,662)	(23,846,625)
Net income (loss)	75,888,386	(35,325,390)	6,311,661	(18,029,704)	54,656,089	(36,547,837)	46,953,205
Depreciation and amortization	51,819,623	8,723,393	3,529,726	902,845	696,602	-	65,672,189
Labor cost reserve	25,562,500	24,775,200	5,637,100	6,972,400	11,546,149	-	74,493,349
Taxes and duties	591,866,238	3,165,413	4,703,707	394,529	4,634,622	-	604,764,509

NOTE 19—FISCAL REGIME:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and Subsidiaries Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. This regime was modified on October 1, 2007 and again on November 13, 2008.

Under this new fiscal regime, PEMEX's contributions remain established by the *Ley Federal de Derechos* ("Federal Duties Law") and the *Ley de Ingresos de la Federación* ("Federal Income Law"). The fiscal regime for PEMEX contemplates the following duties:

a. The Ordinary Hydrocarbons Duty – In 2007, the applicable rate of this duty was 78.76%, based on the annual average price per barrel of Mexican crude oil exports. In 2008, the rate was 74.00%. In 2009, 2010 and 2011, the applicable rates will be 73.50%, 73.00% and 72.50%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year minus certain permitted deductions, and may not exceed the cost limit established in article 254 of the Federal Duties Law. During 2008, Pemex-Exploration and Production made daily and weekly advance payments to the account of this duty, as established in article 7, paragraphs I and VII of the Federal Income Law. These amounts were Ps. 175,359,039 and Ps. 183,755,212 respectively., totaling Ps. 359,114,251, which was credited to the monthly payment of this duty. During 2007, PEMEX made daily and weekly advance payments to the account of this duty in the amounts of Ps. 231,326,765 and Ps. 233,511,083, respectively, totaling Ps. 464,837,848, which was credited to the annual payment of the duty.

b. Hydrocarbon Duty for the Oil Revenues Stabilization Fund – Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average crude oil export price exceeds U.S.$ 22.00. The applicable rate will be between 1% and 10% depending on the weighted average price of crude oil exports, with the maximum rate applying when the price exceeds U.S. $30.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

c. Extraordinary Duty on Crude Oil Exports – This duty was applied at a rate of 13.1% on the difference between the value realized for crude oil exports and the budgeted crude oil price of U.S. $49.00, times the annual export volume. This duty is credited against the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The income from this duty is directed to the states of Mexico via the Income of the Federative Entities Stabilization Fund.

d. Duty for the Fund for Scientific and Technological Research on Energy – This duty was applied at a rate of 0.15% to the value of the extracted production of crude oil and natural gas for the year. The collection from this tax are directed as follows:

- 55% for the Sectorial Fund CONACYT –of the Ministry of Energy for Hydrocarbons;
- 35% for the Scientific Research and Technological Development Fund of the *Instituto Mexicano del Petróleo* (Mexican Petroleum Institute, or "IMP"); and
- 10% for the Sectorial Fund CONACYT of the Ministry of Energy for Energy Sustainability.

e. Duty for Fiscal Monitoring of Oil Activities – This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the *Auditoria Superior de la Federación* ("Supreme Federal Audit") in accordance with the Federal Expenditure Budget.

f. Additional Duty – During 2007 actual crude oil production was lower than the target established by the Mexican Congress. Actual crude oil production was 1,124,835,000 barrels, an amount less than the target production of 1,259,980,000 barrels. This duty was repealed for 2008.

g. Sole Hydrocarbons Duty – This duty is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.

h. Extraction of Hydrocarbons Duty - Effective November 14, 2008, this duty is applied to the value of the crude oil and natural gas extracted from the fields in Paleocanal of Chicontepec and in deep waters, at a floating rate between 10% and 20%, depending on the weighted average price per barrel of Mexican crude oil exports. Collections of this duty are transferred to the Oil Revenues Stabilization Fund.

i. Special Hydrocarbon Duty for fields in Paleocanal of Chicontepec ("Paleocanal de Chicontepec Duty") - Effective November 14, 2008, this duty is applied at a rate of 71.5% to the value of the crude oil and natural gas extracted from the fields in Paleocanal of Chicontepec, less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.

j. Special duty on Hydrocarbons for fields in deep waters - Effective November 14, 2008 this duty is applied to the value of the crude oil and natural gas extracted from the fields in deep waters, less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law. The applicable rate will be between 60% and 71.5%, depending on the weighted average price per barrel of Mexican crude oil exports.

k. Special Tax on Production and Services ("IEPS") – In accordance with the regulations in effect, PEMEX is subject to the IEPS, which applies to the import and sale of gasoline and diesel. The IEPS is paid to SHCP monthly, after deducting the daily advance payments. The rates applicable to this tax depend on factors such as the type of product, price of reference, the region where one sells, additional freight and applicable commissions.

In 2008 and 2007, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS tax to be negative. Effective January 1, 2006, the Federal Revenue Law was amended, allowing to PEMEX to credit the negative IEPS against other taxes and payments to which PEMEX is also subject. As a result of this credit, PEMEX recognized in 2008 and 2007 revenue of approximately Ps. 194,575,700 and Ps. 72,137,000, respectively.

l. Hydrocarbon Income Tax ("IRP") – This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate on the excess of the total revenues minus the authorized deductions pursuant to the specific rules expressed by the SHCP.

For the years ended December 31, 2008, 2007 and 2006, PEMEX generated an IRP as follows:

	2008	2007	2006
Current IRP	Ps. 1,453,626	Ps. 4,070,364	Ps. 3,705,184
Deferred IRP	129,284	1,867,292	1,031,619
	1,582,910	5,937,656	4,736,803
Inflation effect	-	92,711	178,056
Total IRP	Ps. 1,582,910	Ps. 6,030,367	Ps. 4,914,859

During 2008, Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production made daily and weekly payments of Ps. 1,185,590, as determined by the SHCP, which were then raised to Ps. 1,399,383 and Ps. 1,413,548, respectively, for a total of Ps. 2,812,931 credited to the annual payment of the IRP. During 2007, the daily and weekly payments determined by the SHCP were Ps. 1,209,610 and Ps. 1,232,886, respectively, for a total of Ps. 2,442,496 credited to the annual payment.

This tax will be declared through a tax form filed with the Federal Treasury no later than the last business day of March 2009, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos will comply for its own account and for the account of the Subsidiary Entities with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos will be solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Federal Government.

The principal concepts generating the deferred IRP are the following:

	2008	2007
Deferred asset IRP:		
Advance from customers	Ps. 482,417	Ps. 491,424
Provision for insurance	106,224	94,892
Provision for contingencies	31,043	19,918
Environmental reserve	32,259	63,508
Allowance for doubtful accounts	10,601	8,899
	662,544	678,641
Deferred liability IRP:		
Advance insurance	(6,532)	(2,692)
Properties, plant and equipment	(5,661,935)	(5,552,588)
	(5,668,467)	(5,555,280)
Long term liability	Ps. (5,005,923)	Ps. (4,876,639)

The reconciliation of the legal rate of the IRP and the effective rate, expressed as a percentage of income before the IRP, is as follows:

	2008	2007
Legal rate	30.00%	30.00%
Minus:		
Inflation effect	(18.69)	11.67
Profit sharing in subsidiaries	(10.38)	(4.35)
Others	28.12	(4.12)
Effective rate	29.05%	33.20%

m. Value Added Tax ("VAT") – For purposes of determining the VAT, PEMEX follows the criterion for excluding only interest paid to institutions of credit and credit unions in accordance with fraction V of article 15 of the Regulations to the Value Added Tax Law.

For purposes of the VAT, the provisional monthly payments are determined in the cash flow, in accordance with the regulations of the Value Added Tax Law.

n. Income Tax- Certain Subsidiary Companies are subject to the Income Tax Law and to the Flat Rate Business Tax (IETU), and are therefore required to pay the greater of their IETU or Income Tax.

For the years ended December 31, 2008, 2007 and 2006, the Subsidiary Companies incurred the following income tax:

	2008		2007		2006	
Current income tax	Ps.	2,540,703	Ps.	3,253,655	Ps.	4,771,281
Deferred income tax		56,246		(27,414)		(166,237)
	Ps.	2,596,949	Ps.	3,226,241	Ps.	4,605,044

The principal concepts generating the Deferred Income Taxes are the following:

	2008		2007	
Deferred asset income taxes:				
Advance from customers	Ps.	6,612	Ps.	-
		55,250		-
Losses of prior years		-		653
Total deferred asset income tax		61,862		653
Deferred liability income taxes:		-		-
Advance payments		(7,635)		-
Gain unrealizable from financial transactions		(82,709)		-
Properties, plant and equipment		(2,006,141)		(1,535,911)
Total deferred liability income tax		(2,096,485)		(1,535,911)

Long term liability	**Ps. (2,034,623)**	Ps. (1,535,258)

NOTE 20—NEW ACCOUNTING PRONOUNCEMENTS

The CINIF has issued the following FRS, effective for fiscal years beginning after December 31, 2008. Early application is not permitted.

(a) ***FRS B-7 "Business acquisitions"***– FRS B-7 supersedes the previous Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, emphasizing that all business acquisitions should be accounted for using the purchase method.

Management estimates that the initial effects of this new FRS will not be material.

(b) ***FRS B-8 "Consolidated and combined financial statements"*** – FRS B-8 supersedes the previous Bulletin C-8 "Consolidated and combined financial statements and valuation of permanent investments in shares" and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. The principal changes under this FRS include:

(i.) The obligation to consolidate special purpose entities ("SPEs") when these are controlled by the parent.

(ii.) The possibility, under certain rules, of presenting unconsolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued.

(iii.) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of control.

Additionally, regulations relating to the valuation of permanent investments have been transferred to a different bulletin.

Management estimates that the initial effects of this new FRS will be immaterial.

(c) ***FRS C-7 "Investments in affiliates and other permanent investments"*** – FRS C-7 sets forth the rules to account for investments in affiliates, as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standards include the following:

(i) The equity method of accounting is required for SPEs where significant influence is exercised.

(ii) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of significant influence.

(iii) A specific procedure and a limit for recognizing the affiliated entity's losses are provided.

Management estimates that the initial effects of this new FRS will not be material.

(d) ***FRS C-8 "Intangible assets"*** – FRS C-8 supersedes the previous Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity's operations. The principal changes under this FRS include:

(i) The definition of intangible assets is narrowed to establish that separability is not the only condition for the intangible asset to be identifiable.

(ii) Subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase, or as an intangible asset if they meet the criteria to be recognized as such.

(iii) Greater detail is provided regarding accounting treatment of the exchange of an asset, in accordance with the provisions of international standards and other FRS.

(iv) The presumption that an intangible asset may not have a useful life exceeding twenty years is eliminated.

Management estimates that the initial effects of this new FRS will not be material.

NOTE 21—SUBSEQUENT EVENTS:

On April 17, 2009, the weighted average price of the crude oil exported by PEMEX was U.S. $47.58 per barrel; this price increased by approximately 39.02% as compared to the average price as of December 31, 2008, which was U.S. $34.22 per barrel.

On April 17, 2009, the exchange rate was Ps. 13.0511 per dollar, which represents a 3.60% depreciation in dollar terms as compared to the exchange rate as of December 31, 2008, which was Ps. 13.5383 per dollar.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
INTEGRATED TRADE SYSTEM, INC.	International trading services	8,860	100.00
KOT INSURANCE COMPANY, AG.	Reinsurance	7,000,000	100.00
P.M.I. COMERCIO INTERNACIONAL, S.A DE C.V	International crude oil trader	2,214,241	98.33
P.M.I. HOLDINGS, B.V.	Holding Company	40	100.00
P.M.I. HOLDINGS PETROLEOS ESPAÑA, S.L.	Holding Company	6,200	100.00
P.M.I. TRADING, LTD.	Int. Refined products trader	4,900	48.51
P.M.I. MARINE LTD.	Crude oil trader	230,275	0.00
MEX-GAS INTERNACIONAL, LTD.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
DEER PARK REFINING LTD.	Refining company	1	0.00	0	7,612,273
MEXICANA DE LUBRICANTES, S.A. DE C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
GASODUCTOS DE CHIHUAHUA, S. DE R.L. DE C.V	Gas transportation	393,049,321	50.00	393,579	2,281,563
INSTALACIONES INMOBILIDARIAS PARA INDUSTRIAS, S.A	Assets Holding Company	62,167,264	100.00	62,167	1,312,439
CIA. MEXICANA DE EXPLORACIONES, S.A. DE C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	368,852
PAN AMERICAN SUPHUR, LTD.	Sulphur storage and distribution	1,498	99.87	5,271	20,031
PASCO INTERNATIONAL, LTD.	Sulphuric acid storage	10,000	100.00	31,007	43,974
OTRAS INVERSIONES		1	0.00	0	234,265
ESTIMACION DE FLUCTUACION EN INVERSIONES		0	0.00	0	-853,307
TOTAL INVESTMENT IN ASSOCIATES				678,972	11,177,184
OTHER PERMANENT INVESTMENTS					0
TOTAL					11,177,184

AUDITED INFORMATION

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

The trend percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero where there is no data incorporated.

No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages. Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PEMEX**

ETROLEOS MEXICANOS

QUARTER: 04 YEAR: 2008

UDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO BILBAO V (3) (8)	YES	28/05/2008	02/06/2014	0.94								0	0	3,145,410	0	3,145,410
CALYON NEW YORK BRA (1) (8)	YES	14/09/2007	14/09/2012	2.58								0	10,153,725	0	10,153,725	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	18/05/2013	3.52								0	0	20,307,450	18,615,162	18,615,163
CALYON PMI TRADING (1) (8)	YES	21/12/2006	21/12/2009	4.73								4,316,711	0	0	0	0
BBVA NYB PMI TRADING (3) (7)	YES	15/01/2008	15/01/2010	3.85								0	1,627,160	0	0	0
SECURED																
NS EXPORTFINANS (1) (7)	YES	15/10/2001	02/04/2014	3.34								262,877	239,640	239,640	158,506	135,668
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50								240,397	240,397	240,397	240,397	360,594
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	1.86								406,149	406,149	406,149	406,149	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	2.32								477,822	477,822	477,823	477,823	294,657
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	2.32								406,149	406,149	406,149	406,149	97,205
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	2.32								398,185	398,185	398,185	398,186	1,194,556
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	3.83								25,822	25,822	25,822	25,821	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	2.57								226,551	226,551	226,551	113,275	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	3.60								541,532	541,532	95,489	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	03/12/2001	30/06/2010	1.81								74,283	37,141	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	3.11								10,246	10,246	10,246	10,247	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	1.85								318,548	318,548	318,548	318,548	1,433,468
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	1.85								477,822	477,822	477,822	477,822	1,194,557
ABN AMRO BANK, N.V. (1) (8)	YES	30/12/1998	22/02/2010	7.42								508,076	254,038	0	0	0
BSCH, S.A. (1) (8)	YES	10/04/2003	23/06/2011	2.70								67,239	18,601	1,397	0	0
BSCH, S.A. (1) (8)	YES	28/02/2007	16/06/2014	2.32								193,404	193,404	193,404	193,405	290,107
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	3.17								637,096	637,096	637,096	637,097	1,592,742
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	1.85								557,459	557,459	557,459	557,459	1,393,650
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	1.86								637,096	637,096	637,096	637,097	2,866,935
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	1.86								318,548	318,548	318,548	318,548	1,433,468
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	3.08								541,532	541,532	541,532	541,532	812,298
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	2.56								637,096	637,096	637,096	637,097	955,646
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	2.61								44,773	44,773	44,773	44,773	201,477
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	2.72								32,123	29,070	26,016	26,016	26,016
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	2.57								323,816	323,816	323,816	139,077	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	4.38								29,846	21,850	10,814	3,720	1,860
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	2.49								270,766	270,766	270,766	270,766	541,532

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PEMEX**

ETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

UDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	2.32												
ISBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48								270,766	270,766	0	0	0
ISBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45								163.526	163,526	163.526	163.526	735.865
ISBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	4.22								23,136	23,136	23,136	23,136	76.035
ISBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	3.12								25.924	25.924	25,924	25,924	38.884
ISBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	3.12								96.033	96.033	96.033	96,033	288.100
ISBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	2.54								61.818	61,818	61,818	61,819	61,819
ISBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	2.54								4.708	4,708	4,708	4,708	14,123
ISBC BANK PLC (1) (8)	YES	24/06/2005	30/05/2014	2.54								11.527	11.527	11,527	11,527	17,290
ISBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	1.85								2.686	2.686	2.686	2.686	4.029
ISBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	3.12								68.061	68.061	68.061	68.061	414,526
ISBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	3.48								13.550	13.550	13 550	13.550	33.876
ISBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	2.54								39.757	39.757	39 757	39.757	19.878
ISBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	1.85								47.296	47.296	47.296	47,296	47.298
ISBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	3.53								22,700	22,700	22,700	22,700	45,398
ISBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	2.54								8.895	8.895	8.895	8.895	8.893
ISBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	3.10								26,286	26,286	26,286	26,286	52.573
ISBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	2.92								51,317	51,317	51,317	51,317	71,088
ISBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	3.09								14,185	14,185	14,185	14,185	10,014
ISBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	3.10								38,397	38,397	38,397	38,397	76.796
ISBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	3.09								45,960	45,960	45,960	45,960	68,941
ISBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	3.12								35,716	35,715	35,715	0	0
ISBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	3.31								71,119	71,119	71,119	71,119	35.559
ISBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	2.97								154,480	143,612	143,612	143.612	209.708
ISBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	1.90								48,383	48,383	48,383	48,383	48.382
ISBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.83								81.713	81.713	81.713	81.713	189,711
ISBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	3.39								85.420	170,839	170,839	170,839	512,517
ISBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	1.86								64,521	64,521	64.521	64.521	96,780
ISBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	2.32								175,998	175,998	175,998	175,998	87.999
ISBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	2.32								318.548	318.548	318.548	318.548	226,967
ISBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	2.60								218.156	218.156	0	0	0
ISBC INVESTMENT BAN (1) (7)	YES	26/11/1999	26/09/2011	5.70								270.766	270.766	270.766	270 766	145.943
NG CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	1.86								70.733	70.733	66 047	0	0
NG CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	2.32								159.274	159.274	159.274	159.274	716 734
IAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36								238.911	238.911	238.911	238.911	836.190
												0	0	64.131	65.335	133 077

TOCK EXCHANGE CODE: **PEMEX**

ETROLEOS MEXICANOS

MEXICAN STOCK EXCHANGE

QUARTER: 04 YEAR: 2008

UDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
IAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53								876,329	876,329	876,329	876,330	3,945,443
I.P. MORGAN (1) (8)	YES	03/02/2000	06/03/2012	3.11								83,740	83,740	71,199	29,328	0
I.P. MORGAN (1) (8)	YES	10/09/2008	20/06/2017	2.68								238,911	238,911	238,911	238,911	1,075,101
(REDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	2.81								240,257	240,257	193,556	193,555	0
(REDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	3.94								33,517	33,517	17,252	0	0
(REDITANSTALT FUR W (1) (8)	YES	21/06/2000	31/03/2009	3.94								3,784	0	0	0	0
/IEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	3.44								64,071	64,071	64,071	32,035	0
/IIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2018	2.32								0	0	1,015,373	1,015,373	6,092,234
/IIZUHO CORPORATE BA (3) (7)	YES	16/10/1998	20/05/2010	1.98								2,096,477	1,048,220	0	0	0
IACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91								483,782	483,782	483,782	483,782	1,451,343
IATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2016	2.00								1,013	1,013	1,013	1,013	1,619
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77								284,189	284,189	284,189	284,189	1,278,849
SOCIETE GENERALE (1) (8)	YES	31/03/1989	29/07/2011	3.12								394,826	293,370	151,694	0	0
SOCIETE GENERALE (1) (8)	YES	31/07/2006	28/07/2012	3.12								40,571	40,571	40,571	30,181	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	2.57								186,501	186,501	186,501	186,501	839,251
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	13/02/2017	3.09								97,428	97,428	97,428	97,428	438,429
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	3.17								318,548	318,548	318,548	318,548	477,823
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	3.47								477,822	477,822	477,822	477,822	1,433,468
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	3.08								477,822	477,822	477,822	477,822	1,194,557
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	1.86								270,766	270,766	270,766	270 766	152,035
THE BANK OF TOKYO. (1) (8)	YES	30/09/2005	29/06/2011	1.83								65,335	65,335	1,203	0	0
THE BANK OF TOKYO. (1) (8)	YES	14/03/2003	14/03/2013	3.00								601,702	601,702	601,702	601,702	300,852
THE BANK OF TOKYO. (1) (8)	YES	10/12/2004	10/12/2014	2.60								270,766	270,766	270,766	541,532	1,895,362
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77								114,711	114,711	114,711	114,711	516,200
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64								270,766	270,766	270,766	135,383	0
TORONTO DOMINION BA (1) (8)	YES	06/10/2003	20/10/2009	3.84								83,773	• 0	0	0	0
NT DEV NO PAG	NOT		31/12/2009	0.00								557,461	0	0	0	0
COMMERCIAL BANKS																
BANCA SERFIN S.A. (6) (11)	NOT APPLIED	26/03/2004	30/03/2009	8.68		444,444	0	0	0	0						
BANCO JPMORGAN, SA. (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00		0	0	2,000,000	2,000,000	0						
BANCO SANTANDER MEX (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	8.71		0	600,000	1,200,000	1,200,000	0						
BBVA BANCOMER. S.A. (6) (11)	NOT APPLIED	16/12/2004	20/12/2012	10.55		0	800,000	1,600,000	1,600,000	0						
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44								270,766	270,766	270,766	270,766	1,489,213
BANCO SANTANDER MEX (1) (8)	NOT	17/09/2003	19/09/2013	3.25								135,383	135,383	135,383	135,383	135,383
NACIONAL FINANCIERA (3) (7)	NOT	10/06/2004	15/12/2009	4.20								361,043	0	0	0	0

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PEMEX**

ETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

UDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
OTHER																
NT DEV NO PAG	NOT APPLIED		31/12/2009	0.00		49,781	0	0	0	0						
NT DEV NO PAG	NOT		31/12/2009	0.00								493,069	0	0	0	0
CONPROCA (1) (7)	NOT	26/11/1997	15/06/2010	8.40								0	4,536,253	0	0	0
NT DEV NO PAG CON	NOT		31/12/2009	0.00								24,936	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00								0	684,136	342,068	342,068	3,306,655
COPF'S (1) (8)	YES	01/02/2005	31/10/2012	3.25								0	4,967,739	731,240	231,544	0
TAPIAS MEXICO, SA (1)(7)	NOT		11/10/2018	8.00								154,806	154,806	154,806	154,806	928.833
TAPIAS MEXICO, SA (1)(7)	NOT		02/11/2018	8.00								154,806	154,806	154,806	154,806	928,833
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	31/07/2018	7.96								133,593	133,594	133,594	133,594	768,158
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	30/09/2018	7.96								153,199	153,199	153,199	153,199	880,893
TOTAL BANKS					0	494,225	1,400,000	4,800,000	4,800,000	0	0	26,528,699	41,207,669	42,252,670	48,366,257	71,442,546

MEXICAN STOCK EXCHANGE

:TOCK EXCHANGE CODE: **PEMEX**

ETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

UDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	8.73		0	0	0	0	10,000,000						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	8.63		0	0	0	0	12,487,400						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	8.06		0	0	5,500,000	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	24/10/2003	08/10/2009	8.25		13,500,000	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	04/02/2010	7.80		0	12,512,600	0	0	0						
SCOTIA INVERLAT (6) (13)	NOT APPLIED	23/12/2004	05/12/2019	0.00		0	0	0	0	13,027,763						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91		0	0	0	0	9,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38		0	6,172,000	0	0	0						
INT DEV NO PAG	NOT APPLIED		31/12/2009	0.00		1,538,572	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50								0	0	0	0	1,062,459
DEUTSCHE BANK (1) (7)	YES	14/11/2001	02/02/2009	7.88								10,857,514	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00								0	0	2,541,680	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63								0	0	0	0	2,169,445
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2009	7.75								23,562,084	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/06/2008	15/06/2038	6.63								0	0	0	0	6,769,150
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63								0	0	0	0	-23,692,025
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75								0	0	0	0	3,180,350
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38								0	0	0	0	4,943,307
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13								0	7,507,515	0	0	0
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75								0	0	0	0	33,845,750
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25								0	0	0	0	1,452,267
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50								0	0	0	0	2,153,754
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50								0	0	0	0	903,086
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63								0	0	0	0	1,647,043
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50								0	0	0	0	321,535
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63								0	0	0	0	126,515
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	2.22								0	0	0	9,302,721	0
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50								0	0	0	0	19,143,200
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50								0	0	0	0	4,504,163
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50								0	0	0	0	2,929,560
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50								0	0	0	0	4,882,600

MEXICAN STOCK EXCHANGE

·TOCK EXCHANGE CODE: **PEMEX**

ETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

UDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
J.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.25								0	0	0	0	129 602
J.P. MORGAN (1) (8)	YES	15/06/2004	15/06/2010	2.00								0	18.906.168	0	0	0
J.P. MORGAN (1) (8)	YES	15/10/2003	15/10/2009	4.75								6.227.618	0	0	0	0
J.P. MORGAN (2) (7)	YES	04/04/2003	06/04/2010	6.63								0	14.357.400	0	0	0
J.P. MORGAN (2) (7)	YES	05/08/2004	05/08/2016	6.38								0	0	0	0	16.271 720
J.P. MORGAN (2) (7)	YES	05/08/2003	05/08/2013	6.25								0	0	0	0	9,571,600
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47								4,106,618	2,888,171	541,532	0	6.092,235
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	2.81								0	0	338.456	451,275	1,782 546
INT DEV NO PAG	NOT		31/12/2009	0.00								4,365,120	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	1.00								0	0	0	0	9,608,890
INT DEV NO PAG	NOT		31/12/2009	0.00								43,429	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	15,036,572	18,654,600	5,600,000	0	45,015,163	0	49,162,383	43,659,254	3,421,668	9,753,996	157,182,802

TOCK EXCHANGE CODE: **PEMEX**

ETROLEOS MEXICANOS

MEXICAN STOCK EXCHANGE

QUARTER: **04** YEAR: **2008**

UDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
OTROS PROVEEDORES	NOT APPLIED					35,381,771	0	0	0	0						
TOTAL SUPPLIERS					0	35.381.771	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT					0	0	0	0	0		0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTROS PASIVOS CIRCULANTES	NOT APPLIED					32.686.425						0				
TOTAL					0	32,686.425	0	0	0	0	0	0	0	0	0	0
TOTAL					0	83,800,993	20,084,600	10,300,000	4,800,000	45,015,183	0	75,891,082	84,866,923	45,674,338	56,120,253	228,525,348

The following are the exchange rates of certain foreign currencies with respect to the Mexican peso as of December 31, 2008:

CURRENCIES	ACCOUNTING EXCHANGE RATES	
DOLLARS	USD	13.5383
EUROS	EUR	0.1501
JAPANESE YENS	JPY	19.1432
STERLING POUNDS	GBP	19.5304
PESOS		1.0000

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PEMEX**
ETROLEOS MEXICANOS

QUARTER: 04 YEAR: 2008

UDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

RATE TYPE
FIX RATE
LIBOR RATE
FLOATING RATE
DISCOUNT RATE
TIIE RATE
CETES
ZERO COUPON (FIX)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**12,303,708**	**166,571,297**	**67,013**	**907,238**	167,478,535
LIABILITIES POSITION	**32,368,723**	**438,217,490**	**7,903,254**	**106,996,615**	**545,214,105**
SHORT-TERM LIABILITIES POSITION	10,594,651	143,433,574	7,688,504	104,089,267	247,522,841
LONG-TERM LIABILITIES POSITION	21,774,072	294,783,916	214,750	2,907,348	297,691,264
NET BALANCE	**-20,065,015**	**-271,646,193**	**-7,836,241**	**-106,089,377**	**-377,735,570**

NOTES

The following are the exchange rates of certain foreign currencies with respect to the Mexican peso as of December 31, 2008:

FOREIGN CURRENCY		EXCHANGE RATES
DOLLARS	USD	13.5383
JAPANESE YENS	JPY	0.1501
STERLING POUNDS	GBP	19.5304
EUROS	EUR	19.1432
SWISS CROWNS		1.9345
CANADIAN DOLLAR		11.0463

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBE	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

Due to the application of Bulletin NIF B-10, which has been enforced as of January 2008, the annex of Result from monetary position is submitted in zeros.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Crude oil production (Tbd)		2,878	97.50
Gas production (MMcfpd)		7,126	97.20
REFINING		0	0.00
Atmospheric destillation capacity (Tbd)		1,540	82.70
CADEREYTA		275	77.30
MADERO		190	81.30
MINATITLÁN		185	87.60
SALAMANCA		245	78.80
SALINA CRUZ		330	85.10
TULA		315	85.90
Storage & Distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	70.80
CACTUS		1,960	81.50
NUEVO PEMEX		880	67.40
CIUDAD PEMEX		1,290	64.50
MATAPIONCHE		109	49.90
POZA RICA		230	37.30
ARENQUE		34	77.00
PETROCHEMICALS		0	0.00
Production capacity (Tt)		15,289	86.00
CANGREJERA		9,362	91.00
COSOLEACAQUE		2,150	96.00
ESCOLÍN *		55	0.00
INDEPENDENCIA		222	25.00
MORELOS		2,061	88.00
PAJARITOS		1,374	51.00
TULA *		65	0.00
Petrochemical Distribution centers (Tt)		218,410	83.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* These centers were out of operation during the fiscal year 2008.

MAIN RAW MATERIALS

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2008**

AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

NET SALES/TOTAL SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PETROLEUM PRODUCTS	0	0	0.00		
FUEL OIL	220	58,355,010	100.00		CFE
DIESEL	382	111,388,121	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	292	55,972,169	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	706	231,067,724	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	86	34,895,933	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	65	31,891,364	100.00		ASA
OTHER REFINED PRODUCTS	77	17,128,086	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS	0	0	0.00		
METHANE DERIVATIVES (A)	1,197	5,427,466	83.00		(F)
ETHANE DERIVATIVES (B)	1,092	13,944,728	59.00		(G)
AROMATICS & DERIVATIVES (C)	389	5,297,577	34.00		(H)
PROPYLENE & DERIVATIVES (D)	25	3,602,668	0.00		(I) (L)
OTHER PETROCHEMICALS (E)	1,431	3,962,080	0.00		(J) (L)
DRY GAS	3,074	106,821,200	0.00		(K)
FOREIGN SALES					
CRUDE OIL (TBD)	1,403	467,589,333	0.00	(M)	(N)
REFINED PRODUCTS (TBD)	184	66,229,337	0.00		(L)
PETROCHEMICAL PRODUCTS (Tt)	540	2,223,915	0.00		(L)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	108,375,653	0.00		
SERVICES INCOME	0	4,777,588	0.00		
TOTAL		1,328,949,952			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2008**

PETROLEOS MEXICANOS

AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
CRUDE OIL (TBD)	1,403	467,589,333		(M)	(N)
REFINED PRODUCTS (TBD)	184	66,229,337			(L)
PETROCHEMICAL PRODUCTS (Tt)	540	2,223,915			(L)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	108,375,653			
SERVICES INCOME	0	4,777,588			
FOREIGN SUBSIDIARIES					

TOTAL	**649,195,826**	

NOTES

TBD - THOUSAND BARRELS PER DAY
Tt - THOUSAND TONS

NOTE: To calculate participating % in the market, the period from January - December, 2008 was taken.
(A) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(B) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, LDPL, ethylene oxide, vinyl chloride to the domestic market.
(C) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene. (Paraxylene and orthoxylene; plants out of order for indefinite period of time).
(D) Considers contribution of Pemex-Petrochemicals of the following products to the domestic market: acrylonitrile ("Selected product"- No production/no imports) and propylene "Product not selected"..
(E) Since a group of productss is considered in this item, the percentage of participation in the market is not calculated.
(F) Agrogen, S.A. de C.V.; Integradora Aprodifer, S.A. de C.V.; Univex, S.A.; Masagro, S.A. de C.V.; Fertilizantes Tepeyac, S.A. de C.V.
(G) Polioles, S.A. de C.V.; Mexichem Resinas Vinílicas, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Policyd, S.A. de C.V.; Distribuidora Don Ramis, S.A. de C.V.; Policyd, S.A. de C.V.
(H) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.
(I) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.
(J) Cryoinfra, S.A. de C.V.; Industria Química del Istmo S.A. de C.V.; Praxair México, S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.; Servicios y Prods. Químicos Cor Vel, S.A. de C.V.
(K) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(L) PEMEX's participation in these products is marginal.
(M) 84% of total crude oil exports were made to the United States, while the remaining 16% was distributed to Europe (9%), to the rest of the American Continent (3%) and to the Far East (4%).
(N) It is estimated that PEMEX's participation in the international crude oil market during the fourth quarter of 2008 was 3.66%.

AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

CONSOLIDATED

Final Printing

Volumes are in thousand barrels per day, except petrochemical products, which are given in thousand tons and dry gas is given in million cubic feet per day.

IT DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

AS OF JANUARY 1° OF 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:

A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .
B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.
C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.

IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:

A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: 04 YEAR: 2008

ANALYSIS OF PAID CAPITAL STOCK

AUDITED INFORMATION

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.00000	0	0	0	0	0	0	281,303,705
TOTAL			0	0	0	0	0	281,303,705

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

DERIVATIVE FINANCIAL INSTRUMENTS

Financial instruments-

PEMEX's cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbon prices in the national and international markets.

In order to supervise and mitigate the potential deviations of its cash flows, PEMEX has adopted a General Risk Management framework, which includes the regulation of derivative financial instruments.

Within this framework, the General Risk Management Policies and Guidelines are proposed by the Risk Management Committee (the "Committee") and approved by the Board of Directors.

Functions of the Committee include the authorization of the general strategies of risk management. The Committee is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI CIM.

Additionally, the Risk Management Deputy Director designs and proposes to the Committee institutional regulations and strategies for managing financial market risk.

1. *Counterparty risk or credit risk from the use of derivative financial instruments*

PEMEX is exposed to credit risk (or repayment risk) when the market value of its derivative financial instruments is positive (that is favorable for PEMEX) since it faces a repayment risk of the counterparty failing to fulfill its performance obligations. Conversely, when the fair value of these instruments is negative, the risk is borne by the counterparty.

In order to minimize this risk, PEMEX only enters into transactions with high credit quality counterparties based on credit ratings from rating agencies such as Standard & Poor's and Moody's.

Generally, PEMEX's derivative transactions are executed on the basis of standard agreements and collateral for derivative financial transactions is neither provided nor received.

2. *Interest rate risk management*

PEMEX is exposed to risk in its cash flows due to fluctuations in the reference interest rates curves applicable to different currencies. Its predominant exposure is to LIBOR in U.S. dollars, because most of PEMEX's debt is denominated in U.S. dollars or hedged to U.S. dollars through currency swaps tied to LIBOR. The use of derivative financial instruments allows PEMEX to obtain an acceptable mix of fixed and variable rates in its debt portfolio.

DERIVATIVE FINANCIAL INSTRUMENTS

The derivative financial instruments used in PEMEX's hedging transactions related to interest rate risk consist primarily of fixed-floating interest rate swaps. Under these instruments, PEMEX has the right to receive payments based on LIBOR or Mexican interest rates ("TIIE") while making payments at a fixed rate.

3. *Exchange rate risk management*

Since a significant amount of PEMEX's revenues is denominated in U.S. dollars, it generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than the U.S. dollars in order to take advantage of existing financing conditions of these foreign currencies when they are considered favorable by the Management.

PEMEX has entered into currency swaps transactions as a hedging strategy against exchange rate fluctuations of debt issued in currencies other than U.S. dollars.

4. *Commodity price risk management*

Natural gas:

PEMEX offers derivative financial instruments to its customers as a value added service, providing them with various hedging contracts as an option for protecting against fluctuations in the price of PEMEX's products. The risk that PEMEX incurs under these contracts is transferred to financial counterparties through its subsidiary, MGI Supply Ltd.

Crude oil:

Under its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During 2008 and 2007, PEMEX did not enter into any crude oil price hedging transactions.

5. *Investment portfolio risk*

PEMEX is currently party to four asset swaps for a total of over 58,679,799, shares of Repsol denominated in U.S. dollars and with dates of maturity between January and April, 2011. As of December 31, 2008, the market value of Repsol shares was U.S.$21.10 per share.

6. *Fair value of derivative financial instruments*

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of the other party. Fair

DERIVATIVE FINANCIAL INSTRUMENTS

values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows as of the balance sheet date, using market quotations for the instrument's remaining life.

Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

7. *Accounting rules applicable*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provides expanded guidance for the recognition, valuation, recording, disclosure and bifurcation from a host agreement that are applicable, to derivative financial instruments for negotiation purposes, to those designated as hedges and to the embedded derivatives.

As of December 31, 2008, derivative financial instruments shown in the consolidated balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10. In the case of derivative financial instruments that are treated for accounting purposes as non-hedges, the changes in their fair value affect the comprehensive financing result. In the case of derivative financial instruments that are designated as hedges, they are recorded using hedge accounting, for fair value hedges or for cash flow hedges, as is established in Bulletin C-10.

8. *Operations with derivative financial instruments*

PEMEX enters into derivative financial transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the Bulletin C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedges instruments, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the comprehensive financing result.

PEMEX seeks to mitigate the impact of market risk in its financials statements, through the establishment of a liability structure consistent with its expected operating cash flows. As a result, PEMEX seeks to eliminate exchange rate risk of its debt issued in currencies other than pesos or U.S. dollars by entering into derivative financial instruments contracts.

DERIVATIVE FINANCIAL INSTRUMENTS

The accounting rules applicable to derivative financial instruments, establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges. As such, the changes in their fair value affect the comprehensive financing result.

As of December 31, 2008, the fair value of PEMEX's derivative instruments shown in the balance sheet in Current Assets as "Derivative financial instruments" was Ps. 22,285,896 and it represents the 1.8% of the Total Assets, while the fair value of PEMEX's derivative instruments shown in the balance sheet in Current Liabilities as "Derivative financial instruments" was Ps. 24,715,832 and it represents the 2.0% of the Total Liabilities; thus, PEMEX considers that a sensibility analysis of the derivative financial instruments is not relevant.

In Equity, the effects of the derivative financial instruments designated as cash flow hedges are included in the "Comprehensive result" and they are reclassified into earnings when the hedged item's cash flows affect earnings. As of December 31, 2008, the fair value of the derivative financial instruments designated as cash flow hedges that are included in the "Comprehensive result" was (Ps. 2,374,351).

Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item's cash flows affect earnings.

If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, when the hedged items cash flows affect earnings.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income must remain in this account and be reclassified into earnings at the same time as the hedged item's cash flows affect earnings; however, from that date forward, the derivative instrument will no longer qualify for hedge accounting treatment. As of December 31, 2008, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.

As of December 31, 2008, a net income of Ps. 1,062,359 was reclassified from other comprehensive income into earnings.

DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2008, PEMEX recognized a net loss of Ps. 2,319,164 in the comprehensive financing result with respect to derivative financial instruments treated as non-hedges.

9. *Embedded derivatives*

As of December 31, 2008, in accordance with Bulletin C-10, PEMEX recognized several agreements related to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ____________________
Mauricio Alazraki Pfeffer
Deputy Director of Finance and Treasury

Date:

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.